Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

CONTANGO OIL & GAS COMPANY,

MICHAEL MERGER SUB LLC,

MID-CON ENERGY PARTNERS, LP

and

MID-CON ENERGY GP, LLC

Dated as of October 25, 2020

i

(continued)

(continued)

(continued)

INDEX OF DEFINED TERMS

Definition	Location
Acceptable Contango Confidentiality Agreement	5.3(a)
Acceptable Mid-Con Confidentiality Agreement	5.2(a)
Action	3.10
Affiliate	8.3(a)
Agreement	Preamble
Asset Purchase Agreement	Recitals
Available Negotiation Expenses Pool	8.3(b)
Book-Entry Units	2.3(b)
Business Day	8.3(c)
capital stock	8.3(d)
Certificate of Merger	1.1(b)
Certificates	2.3(b)
CG&A	3.20(a)
Closing	1.2
Closing Date	1.2
Cobb	4.20(a)
COBRA	3.12(c)(vi)
Commodity Derivative Instrument	3.16(a)(xviii)
Confidentiality Agreement	5.5
Consent Statement/Proxy Statement/Prospectus	3.8
Contango	Preamble
Contango Acquisition Proposal	5.3(f)(i)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Contango Adverse Recommendation Change	5.3(b)(i)
Contango Alternative Acquisition Agreement	5.3(b)(ii)
Contango Base Amount	7.3(c)(ii)
Contango Board	Recitals
Contango Bylaws	4.4
Contango Common Stock	2.1(a)(i)
Contango Designated Proposal	5.3(f)(ii)
Contango Designated Proposal Negotiation Period	5.3(b)
Contango Disclosure Letter	Article IV
Contango Expenses	7.3(b)(i)
Contango Group Entities	8.3(e)
Contango Intellectual Property	4.21
Contango Intervening Event	5.3(f)(iii)
Contango Intervening Event Negotiation Period	5.3(b)
Contango Leased Real Property	4.18
Contango Material Adverse Effect	8.3(f)
Contango Material Contract	4.16(a)
Contango Owned Real Property	4.18
Contango Parties	Preamble
Contango Plan	8.3(g)
Contango Preferred Stock	4.2(a)
Contango Real Property Lease	4.18
Contango Reimbursement Amount	7.3(b)(i)
Contango Related Party	4.24
Contango Reserve Report	4.20(a)
Contango SEC Documents	4.6(a)
Contango Shareholder Approval	4.4
Contango Special Shareholders Meeting	5.4(a)
Contango Stock Issuance	Recitals
Contango Subsidiaries	8.3(h)
Contango Termination Amount	7.3(c)(i)
Contango Termination Fee	7.3(c)(ii)
Contango Written Consent	8.3(i)
Contract	3.5(a)
control	8.3(j)
Controlled Group	3.12(b)
Delaware Secretary of State	1.1(b)
DLLCA	1.1(a)
DRULPA	1.1(a)
Effective Time	1.1(b)
Environmental Laws	8.3(k)
ERISA	8.3(l)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Execution Date	Preamble
GAAP	3.6(b)
General Partner	Preamble
General Partner Board	Recitals
Governing Documents	8.3(m)
Governmental Entity	3.5(b)
GP Conflicts Committee	Recitals
GP D&O Indemnified Person	5.10(a)
GP Membership Interests	8.3(n)
Hazardous Materials	8.3(o)
Hydrocarbons	8.3(p)
Indebtedness	8.3(q)
IRS	3.12(a)
knowledge of Contango	8.3(r)
knowledge of the Partnership	8.3(s)
Law	3.5(a)
Liens	3.2(b)
Maximum Amount	5.10(c)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Michael Merger Sub	Preamble
Mid-Con Acquisition Proposal	5.2(g)(i)
Mid-Con Adverse Recommendation Change	5.2(b)(i)
Mid-Con Alternative Acquisition Agreement	5.2(b)(ii)
Mid-Con Credit Facility	8.3(t)
Mid-Con Designated Proposal	5.2(g)(ii)
Mid-Con Designated Proposal Negotiation Period	5.2(b)
Mid-Con Disclosure Letter	Article III
Mid-Con Expenses	7.3(c)(i)
Mid-Con Group Entities	8.3(u)
Mid-Con Intellectual Property	3.21
Mid-Con Intervening Event	5.2(g)(iii)
Mid-Con Intervening Event Negotiation Period	5.2(b)
Mid-Con Leased Real Property	3.18
Mid-Con Material Adverse Effect	8.3(v)
Mid-Con Material Contract	3.16(a)
Mid-Con Owned Real Property	3.18
Mid-Con Parties	Preamble
Mid-Con Plan	8.3(x)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Mid-Con Real Property Lease	3.18
Mid-Con Related Party	3.24
Mid-Con Reserve Report	3.20(a)
Mid-Con SEC Documents	3.6(a)
Mid-Con Subsidiaries	8.3(y)
Mid-Con Termination Amount	7.3(b)(i)
Mid-Con Termination Fee	7.3(b)(i)
Mid-Con Written Consent	8.3(z)
Negotiation Expenses	7.4(c)(iii)
Non-Qualifying Income Cushion	7.3(c)(ii)
NSAI	4.20(a)
NYSE American	2.3(g)
Oil and Gas Leases	8.3(aa)
Oil and Gas Properties	8.3(bb)
Outside Date	7.1(b)(i)
Partnership	Preamble
Partnership Common Unit Exchange Ratio	2.1(a)(i)
Partnership Common Units	8.3(cc)
Partnership GP Interest	8.3(dd)
Partnership LPA	3.2(a)
Partnership Phantom Unit	2.2(a)
Partnership Unitholder Approval	3.4
Partnership Units	8.3(ee)
PBGC	3.12(c)(iv)
Pension Plan	3.12(b)
Permits	3.11
Permitted Liens	8.3(ff)
Person	8.3(gg)
Proceeding	5.10(a)
Production Burdens	8.3(hh)
Registration Statement	3.8
Release	8.3(ii)
Representative	8.3(jj)
Rights	8.3(kk)
Rights-of-Way	3.19
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	3.5(b)
Subsidiaries	8.3(ll)
Surviving Entity	1.1(a)
Takeover Laws	3.22
Tax Guidance	7.3(c)(ii)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Tax Return	8.3(mm)
Taxes	8.3(nn)
to Contango’s knowledge	8.3(n)
to the Partnership’s knowledge	8.3(s)
Total Mid-Con Expenses	8.3(oo)
Unaffiliated Public Unitholders	Recitals
Wells	8.3(pp)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 25, 2020 (the “Execution Date”), by and among Contango Oil & Gas Company, a Texas corporation (“Contango”), Michael Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Contango (“Michael Merger Sub” and, together with Contango, the “Contango Parties” and, each individually, a “Contango Party”), Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership”), and Mid-Con Energy GP, LLC,, a Delaware limited liability company and general partner of the Partnership (the “General Partner” and, together with the Partnership, the “Mid-Con Parties” and, each individually, a “Mid-Con Party”).

RECITALS

WHEREAS, the parties hereto intend to effect a merger (the “Merger”) whereby the Partnership will merge with and into Michael Merger Sub, with Michael Merger Sub surviving that merger as a Subsidiary of Contango, each on the terms and subject to the conditions set forth herein;

WHEREAS, in order to induce the Contango Parties to enter into this Agreement and cause the Merger and other transactions contemplated hereby to be consummated, certain unitholders of the Partnership are executing a voting and support agreement in favor of Contango concurrently with the execution and delivery of this Agreement;

WHEREAS, in order to induce the Mid-Con Parties to enter into this Agreement and cause the Merger and other transactions contemplated hereby to be consummated, certain shareholders of Contango are executing a voting and support agreement in favor of the Mid-Con Parties concurrently with the execution and delivery of this Agreement;

WHEREAS, at a meeting duly called and held, the board of directors of Contango (the “Contango Board”), by unanimous vote of the disinterested directors, (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of Contango and its shareholders, (b) approved this Agreement and the transactions contemplated hereby and (c) resolved to submit the issuance of Contango Common Stock pursuant to the Merger (the “Contango Stock Issuance”) to a vote of Contango’s shareholders and to recommend approval of the Contango Stock Issuance by Contango’s stockholders;

WHEREAS, the General Partner’s Conflicts Committee (as defined in the Partnership LPA) (the “GP Conflicts Committee”), consisting solely of directors who meet the requirements set forth in the Partnership LPA and that are otherwise independent with respect to the Merger and the other transactions contemplated by this Agreement, has been duly authorized by the Board of Directors of the General Partner (the “General Partner Board”), in addition to the authority granted by the Partnership LPA, to review, evaluate, negotiate and recommend or not recommend the Merger and the other transactions contemplated by this Agreement and any other potential business combination involving Contango and the Partnership, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Common Units (other than

Goff Capital, Inc. and its Affiliates) (the “Unaffiliated Public Unitholders”), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval (as defined in the Partnership LPA)), and (c) recommended to the General Partner Board the approval of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of the unanimous recommendation of the GP Conflicts Committee, at a meeting duly called and held, the General Partner Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement and the Merger be submitted to a vote of the holders of Partnership Common Units by written consent pursuant to Section 13.11 of the Partnership LPA and recommended approval of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Partnership Common Units;

WHEREAS, concurrently with the execution and delivery hereof, the Partnership and Contango are entering into a Purchase and Sale Agreement, dated the date hereof (the “Asset Purchase Agreement”), with respect to the Partnership’s option to require Contango to purchase certain assets of the Partnership, upon the terms and subject to conditions thereof, in the event that the Closing does not occur on or prior to January 23, 2021, subject to extension as set forth in the Asset Purchase Agreement; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1    Merger.

(a)    On the Closing Date, on the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act, as amended (the “DLLCA”), and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), at the Effective Time, the Partnership shall be merged with and into Michael Merger Sub. As a result of the Merger, the separate limited partnership existence of the Partnership shall cease and Michael Merger Sub shall continue as the surviving limited liability company (“Surviving Entity”).

(b)    As soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA and the DRULPA. The Merger shall become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State or at such subsequent time as the Partnership and Contango shall agree in writing and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(c)    At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA and the DRULPA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Partnership and Michael Merger Sub shall vest in Surviving Entity, and all debts, liabilities and duties of the Partnership and Michael Merger Sub shall become the debts, liabilities and duties of Surviving Entity, all as provided in the applicable provisions of the DLLCA and the DRULPA.

Section 1.2    Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central Time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas 77002, unless another date, time or place is agreed to in writing by Contango and the Partnership. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3    Governing Documents; Officers.

(a)    Governing Documents of Surviving Entity. At the Effective Time, by virtue of the Merger, the certificate of formation and limited liability company agreement of Michael Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of Surviving Entity as of and after the Effective Time (until thereafter amended as provided therein or by applicable Law).

(b)    Officers of Surviving Entity. The persons who are the officers of Michael Merger Sub immediately prior to the Effective Time shall be the officers and hold the same offices of Surviving Entity effective as of the Effective Time, each such person to hold office in accordance with the Governing Documents of Surviving Entity.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

Section 2.1    Conversion of Capital Securities.

(a)    Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of any equity interests in Michael Merger Sub or the Partnership:

(i)    Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than any Partnership Common Units to be cancelled pursuant to Section 2.1(a)(iv)) shall be converted into the right to receive 1.7500 (the

“Partnership Common Unit Exchange Ratio”) shares of validly issued, fully paid and nonassessable common stock, par value $0.04 per share, of Contango (“Contango Common Stock” and such consideration, the “Merger Consideration”). All such Partnership Common Units that were issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented any Partnership Common Units or book-entry units which immediately prior to the Effective Time represented Partnership Common Units shall thereafter cease to have any rights with respect to such Partnership Common Units, except the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 2.3(e), any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) and as provided by Law.

(ii)    The Partnership GP Interest issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(iii)    The membership interests of Michael Merger Sub issued and outstanding immediately prior to the Effective Time shall be unaffected and continue to represent the outstanding membership interests of Surviving Entity, which shall constitute the only outstanding membership interests of Surviving Entity immediately following the Effective Time.

(iv)    Each Partnership Common Unit held in the Partnership’s treasury or held by the General Partner immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no consideration or payment shall be delivered or deliverable in exchange therefor or in payment thereof.

(b)    Certain Adjustments. If, between the Execution Date and the Effective Time (and as permitted by Article V), the outstanding Contango Common Stock or Partnership Common Units shall have been changed into, or exchanged for, a different number of shares or units or a different class of shares or units by reason of any stock or unit dividend, subdivision, reorganization, reclassification, recapitalization, stock or unit split, reverse stock or unit split, combination or exchange of shares or units, or any similar event shall have occurred, then the Partnership Common Unit Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, however, that nothing in this Section 2.1(b) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by Section 5.1 or the other terms of this Agreement.

Section 2.2    Treatment of Partnership Phantom Units.

(a)    As of immediately prior to the Effective Time, each phantom unit (each, a “Partnership Phantom Unit”) granted under the Mid-Con Energy Partners, LP Long-Term Incentive Program (the “Partnership Equity Plan”) then outstanding, whether then vested or unvested, shall, in accordance with the terms and conditions under the applicable award agreements evidencing such Partnership Phantom Units, immediately and fully vest. As of the Effective Time, automatically and without any action on the part of the holder thereof, each award of vested Partnership Phantom Units shall be cancelled and converted into the right to receive a number of shares of Contango Common Stock equal to the product of (1) the number of Partnership Common Units subject to such Partnership Phantom Unit award immediately prior to the Effective Time, multiplied by (2) the Partnership Common Unit Exchange Ratio (with any resulting fractional shares settled in accordance with Section 2.3(g)), subject to any required tax withholdings as provided in Section 2.4.

(b)    Prior to the Effective Time, the Partnership shall take all action necessary to provide for the treatment of the Partnership Phantom Units as set forth in this Section 2.2. The Partnership shall ensure that, as of the Effective Time, no participant in any employee or director unit option, unit purchase or equity compensation plan, arrangement or agreement of the Partnership shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Partnership or any of its Subsidiaries, or any other equity interest therein (including “phantom” equity or equity appreciation rights).

Section 2.3    Exchange and Payment.

(a)    Immediately after the Effective Time, Contango shall deposit (or cause to be deposited) with a bank or trust company designated as exchange agent by Contango and reasonably acceptable to the Partnership (the “Exchange Agent”), in trust for the benefit of holders of Partnership Common Units outstanding immediately prior to the Effective Time (other than holders of units to the extent such units are to be cancelled) book-entry shares (or certificates if requested) representing shares of Contango Common Stock issuable pursuant to Section 2.1(a). In addition, Contango shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), in each case without interest. All certificates representing shares of Contango Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b)    As soon as reasonably practicable after the Effective Time, Contango shall cause the Exchange Agent to mail to each holder of record of certificate(s) (“Certificates”) that represented outstanding Partnership Common Units and uncertificated Partnership Common Units represented by book entry (“Book-Entry Units”), each as of immediately prior to the Effective Time, that were converted into the right to the Merger Consideration pursuant to Section 2.1(a)(i), any dividends or distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Contango or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

(c)    As soon as reasonably practicable after the Effective Time and upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.3(k)), to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents (including with respect of Book-Entry Units) as the Exchange Agent may reasonably require, the holder of Partnership Common Units shall be entitled to receive in exchange for the Partnership Common Units formerly represented by such Certificate or Book-Entry Units (subject to any applicable withholding Tax) (A) that number of whole shares of Contango Common Stock (after taking into account all Partnership Common Units then held by such holder under all Certificates and Book-Entry Units so surrendered) to which such holder of Partnership Common Units shall have become entitled pursuant to Section 2.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested),(B) any dividends or other distributions payable pursuant to Section 2.3(e) and (C) any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), and the Certificate or Book-Entry Units so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Units. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Unit shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

(d)    If delivery of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Unit is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Unit shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the delivery of Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Unit or shall have established to the satisfaction of Contango that such tax is not applicable.

(e)    No dividends or other distributions with respect to Contango Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Partnership Common Units with respect to the shares of Contango Common Stock that the holder thereof has the right to receive in accordance herewith, and no cash payment in lieu of fractional shares of Contango Common Stock shall be paid to any such holder pursuant to Section 2.3(g), in each case until the holder thereof shall surrender such Certificate(s) (or affidavit of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in accordance with this Article II. Following the surrender of any such Certificates (or affidavit of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in accordance with this Article II, there shall be paid to the holder of record thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Contango Common Stock and the amount of any cash payable in lieu of a fractional share of Contango Common Stock to which such holder is entitled pursuant to Section 2.3(g) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Contango Common Stock.

(f)    The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) issued and paid upon the surrender for exchange of Certificates or Book-Entry Units in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Partnership Common Units formerly represented by such Certificates or Book-Entry Units. At the Effective Time, the unit transfer books of the Partnership shall be closed and there shall be no further registration of transfers of the Partnership Common Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Contango or the Exchange Agent for transfer or transfer is sought for Book-Entry Units, such Certificates or Book-Entry Units shall be cancelled and exchanged as provided in this Article II.

(g)    Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Contango Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Units, no dividends or other distributions with respect to the Contango Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Contango. In lieu of the issuance of any such fractional share, Contango shall pay to each former holder of record of Partnership Common Units who otherwise would be entitled to receive a fractional share of Contango Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Contango Common Stock that such holder would otherwise be entitled to receive (taking into account all Partnership Common Units held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a)(i) by (ii) the volume weighted average closing price of one share of Contango Common Stock on the NYSE American Stock Exchange (the “NYSE American”) and the other United States exchanges, if any, on which it trades for the five trading days ending at 4:00 p.m., Eastern Time, on the last trading day immediately prior to the date on which the Effective Time shall occur, as such price is reported under the heading “U.S. Equities” by Bloomberg Financial Markets or such other source as Contango and the Partnership shall agree in writing.

(h)    Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Units 12 months after the Effective Time shall be delivered to Contango, upon demand, and any remaining holders of Certificates or Book-Entry Units shall thereafter look only to Contango, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) (subject to abandoned property, escheat or other similar laws), without interest.

(i)    None of Contango, Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person in respect of Merger Consideration, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Contango Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Units shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Contango Common Stock and any cash in lieu of fractional shares of Contango Common Stock pursuant to this Article II), would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash), in respect thereof shall, to the extent permitted by applicable Law, become the property of Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(j)    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Contango on a daily basis. Any interest and other income resulting from such investments shall be paid to Contango.

(k)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Contango, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Contango or the Exchange Agent, the posting by such Person of a bond in such amount as Contango or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or Surviving Entity with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

Section 2.4    Withholding Rights. Contango and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Partnership Common Units, Partnership Phantom Units or otherwise pursuant to this Agreement such amounts as Contango or the Exchange Agent determines it is required to deduct and withhold under the Code (on behalf of itself or its Affiliates), or any provision of state, local or foreign tax Law, taking into consideration for such purposes any amounts timely paid to satisfy all or part of the applicable withholding obligations by the applicable Person to Contango and the Exchange Agent in accordance with the terms of any applicable award agreement. In order to implement the foregoing, the Mid-Con Parties shall provide Contango and the Exchange Agent, no later than five Business Days prior to the Closing Date, with a list of such Persons who have elected to satisfy all or part of the applicable withholding obligations through an alternative withholding mechanism. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Contango shall use commercially reasonable efforts to promptly notify the Mid-Con Parties of any intended withholding and the amount of such withholding and cooperate with the Mid-Con Parties to reduce or eliminate any such withholding.

Section 2.5    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or any of the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE MID-CON PARTIES

Except (a) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Mid-Con Parties to the Contango Parties immediately prior to the execution of this Agreement (the “Mid-Con Disclosure Letter”) (provided that (i) the disclosure of any information in a particular section or subsection of the Mid-Con Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Mid-Con Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such has had, or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect) or (b) as disclosed in the Mid-Con SEC Documents (excluding any disclosure set forth in such Mid-Con SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure) filed on or after January 1, 2019 and at least 24 hours prior to the Execution Date (without giving effect to any disclosure set forth in any Mid-Con SEC Document or any amendment to any Mid-Con SEC Documents in each case filed on or after the Execution Date), each of the Mid-Con Parties hereby represents and warrants to the Contango Parties as follows:

Section 3.1    Organization, Standing and Power.

(a)    Each of the Mid-Con Parties is a limited partnership or limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(b)    Each of the Mid-Con Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(c)    Each of the Mid-Con Group Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(d)    The Partnership has made available to Contango true and complete copies of the Governing Documents of each Mid-Con Group Entity in effect as of the Execution Date. All such Governing Documents are in full force and effect and no Mid-Con Group Entity is in violation of any provisions thereof.

Section 3.2    Capitalization; Limited Partner Interests.

(a)    As of the Execution Date, the outstanding capitalization of the Partnership consists of 14,311,522 Partnership Common Units and the Partnership GP Interest. All of such Partnership Common Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the Agreement of Limited Partnership of the Partnership, as amended (the “Partnership LPA”), and are fully paid (to the extent required under the Partnership LPA) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Partnership LPA) and not subject to preemptive rights. As of the Execution Date, 3,764,000 Partnership Common Units were reserved for issuance under the Partnership Equity Plan, of which (i) no Partnership Common Units were subject to outstanding restricted unit awards, (ii) 208,000 Partnership Common Units were subject to outstanding equity-settled phantom unit awards and (iii) no Partnership Common Units were subject to outstanding options, unit appreciation rights or equity or equity-like awards of any other kind. All Partnership Common Units reserved for issuance under the Partnership Equity Plan, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid (to the extent required under the Partnership LPA) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Partnership LPA) and not subject to any preemptive rights. Except as set forth above in this Section 3.2(a), as of the Execution Date, there are not any Partnership Units, partnership interests, voting securities or equity interests of the Partnership issued and outstanding or any Rights issued or granted by, or binding upon, the Partnership. There are no outstanding obligations of any Mid-Con Group Entity to repurchase, redeem or otherwise acquire any Partnership Units or other partnership interests, voting securities or equity interests or any Rights of the Partnership. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the holders of Partnership Units on any matter.

(b)    The General Partner is the sole general partner of the Partnership. The General Partner is the sole record and beneficial owner of the Partnership GP Interest, and the Partnership GP Interest has been duly authorized and validly issued in accordance with the Partnership LPA. The Partnership GP Interest is directly owned by the General Partner free and clear of any pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”). Other than the Partnership GP Interest, the General Partner owns no Partnership Units, partnership interests, voting securities, equity interests or other capital stock of the Partnership or any other Person or any Rights issued or granted by, or binding upon, the Partnership or any other Person. The Partnership is the sole record and beneficial owner of the outstanding GP Membership Interests, free and clear of all Liens. Except for the GP Membership Interests, there are not any membership interests, voting securities, equity interests or other capital stock of the General Partner issued and outstanding or any Rights issued or granted by, or binding upon, the General Partner.

(c)    Except as set forth in this Section 3.2, as of the Execution Date, no Mid-Con Group Entity has issued any compensatory equity or equity-linked award that remains outstanding, nor has any such entity committed to issue any such award.

(d)    Except for the Partnership LPA, there are no unitholder agreements, voting trusts or other agreements or understandings to which the Partnership has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any partnership interests, voting securities or equity interests of any Mid-Con Group Entity.

Section 3.3    Subsidiaries. Section 3.3 of the Mid-Con Disclosure Letter sets forth a true and complete list of the Mid-Con Subsidiaries and their respective jurisdictions of incorporation or organization, as applicable, as of the Execution Date. As of the Execution Date, all of the outstanding shares of capital stock or other equity or voting interests of each Mid-Con Subsidiary (i) are owned, directly or indirectly by the Partnership, beneficially and of record and free and clear of all Liens, in the percentages set out on Section 3.3 of the Mid-Con Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to Mid-Con Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable Mid-Con Subsidiary) and nonassessable (with respect to Mid-Con Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity) and not subject to preemptive rights. Other than ownership interests in the Mid-Con Subsidiaries set forth on Section 3.3 of the Mid-Con Disclosure Letter, the Mid-Con Parties do not own beneficially, directly or indirectly, any equity securities, capital stock or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the Mid-Con Subsidiaries as of the Execution Date. No Mid-Con Party is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4    Authority. Each of the Mid-Con Parties has all requisite limited liability company or limited partnership power and authority to execute and deliver this Agreement, to perform all of the terms and conditions hereof to be performed by them and, subject to receipt of the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Mid-Con Parties, and subject to receipt of the Partnership Unitholder Approval, the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite partnership or limited liability company action on the part of each of the Mid-Con Parties. At a meeting duly called and held, the GP Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the Unaffiliated Public Unitholders, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval), and (c) recommended to the General Partner Board the approval of, this Agreement and the transactions contemplated hereby, including the Merger. Upon the receipt of the unanimous recommendation of the GP Conflicts Committee, at a meeting duly called and held, the General Partner Board, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Units, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to a vote of the holders of Partnership Common Units by written consent pursuant to Section 13.11 of the Partnership LPA and recommended approval of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Partnership Common Units. The approval of this Agreement and the transactions contemplated hereby, including the Merger, by the affirmative vote or consent of the holders of a majority of the Outstanding (as defined in the Partnership LPA) Partnership Common Units (the “Partnership Unitholder Approval”), is the only vote or approval of partnership interests in the Partnership or of any interest in the General Partner necessary to approve this Agreement and approve and consummate the transactions contemplated by this Agreement, including the Merger, and no other limited liability company or limited partnership proceedings on the part of any Mid-Con Party are necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by each of the Mid-Con Parties and constitutes the valid and legally binding obligation of each of the Mid-Con Parties, enforceable against each of the Mid-Con Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.5    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by the Mid-Con Parties does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Mid-Con Parties with the provisions hereof will not, conflict with, or result in any material violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of any Mid-Con Group Entity under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Governing Documents of any Mid-Con Group Entity, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which any Mid-Con Group Entity is a party or by which any Mid-Con Group Entity or any of their respective properties or assets may be bound and that is material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole) or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the NASDAQ Global Select Market applicable to any Mid-Con Group Entity or by which any Mid-Con Group Entity or any of their respective properties or assets may be bound.

(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to any Mid-Con Group Entity in connection with the execution, delivery and performance of this Agreement by the Mid-Con Parties or the consummation by the Mid-Con Parties of the Merger or the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DLLCA and the DRULPA, (iii) any filings and approvals required under the rules and regulations of the NASDAQ Global Select Market and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, are not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 3.6    SEC Reports; Financial Statements.

(a)    The Partnership has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Partnership since June 30, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Mid-Con SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), the Mid-Con SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Mid-Con SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Mid-Con has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Mid-Con SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made.

(b)    The financial statements of the Partnership included in the Mid-Con SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Execution Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP and the applicable rules and regulations promulgated by the SEC (subject, in the case of the unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount) the financial position of the Partnership and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Partnership and its consolidated Subsidiaries for the periods presented therein. Since January 1, 2019, the Partnership has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Partnership and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)    The Partnership has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Partnership, including its Subsidiaries, required to be disclosed in the Partnership’s periodic and current reports under the Exchange Act, is made known to the principal executive officer and the principal financial officer of the Partnership by others within those entities in connection with the reports the Partnership files under the Exchange Act.

(d)    The Partnership and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Partnership’s financial reporting and the preparation of the Partnership’s financial statements for external purposes in accordance with GAAP. The Partnership has disclosed, based on its most recent evaluation of the Partnership’s internal control over financial reporting prior to the Execution Date, to the Partnership’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Partnership’s internal control over financial reporting which are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Partnership’s auditors and audit committee is set forth as Section 3.6(d) of the Mid-Con Disclosure Letter.

(e)    As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Mid-Con SEC Documents. To the knowledge of the Partnership, none of the Mid-Con SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(f)    Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership or any of its Subsidiaries in the Partnership’s published financial statements or other Mid-Con SEC Documents.

Section 3.7    No Undisclosed Liabilities. No Mid-Con Group Entity has any liabilities required by GAAP to be set forth on a consolidated balance sheet of the Mid-Con Group Entities, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Partnership and its Subsidiaries as of December 31, 2019 included in the Annual Report on Form 10-K filed by the Partnership with the SEC on March 12, 2020 (without giving effect to any amendment thereto filed on or after the Execution Date), (b) for liabilities and obligations of the Partnership and the Mid-Con Subsidiaries incurred in the ordinary course of business consistent with past practice since December 31, 2019, (c) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, or (d) liabilities that are not material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole).

Section 3.8    Certain Information. None of the information supplied (or to be supplied) by or on behalf of the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Contango with respect to the issuance of shares of Contango Common Stock in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it (or any post-effective amendment or supplement) becomes or is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the consent statement/proxy statement filed by the Partnership and Contango with the SEC in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (the “Consent Statement/Proxy Statement/Prospectus”) will, on the date the Consent Statement/Proxy Statement/Prospectus is first mailed to unitholders of the Partnership, on the date it is first mailed to shareholders of Contango, at the time of any amendments or supplements thereto and, if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting in accordance with Section 5.4(c)(i), at the time of such Contango Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The Consent Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of the Contango Parties for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.9    Absence of Certain Changes or Events. Since June 30, 2020: (a) the Mid-Con Group Entities have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect; and (c) other than the execution and delivery of the Asset Purchase Agreement, none of the Mid-Con Group Entities has taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in paragraph (i), (ii), (iii), (iv), (v), (vi), (xii), (xiv) or (xix) of Section 5.1(a).

Section 3.10    Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Partnership, threatened (i) against or affecting any Mid-Con Group Entity or (ii) to the knowledge of the Partnership, any of their respective properties or assets, in each case, other than such Actions that would not be reasonably expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There is no Action pending or, to the knowledge of the Partnership, threatened against or affecting any present or former officer, director or employee of any Mid-Con Group Entity in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $150,000 and (b) does not seek material injunctive or other non-monetary relief. No Mid-Con Group Entity or, to the knowledge of the Partnership, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except where such judgment, order, injunction, rule or decree of any Governmental Entity would not be reasonably expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There is no Action pending or, to the knowledge of the Partnership, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.11    Compliance with Laws. The businesses of the Mid-Con Group Entities are currently being conducted, and at all times since January 1, 2019 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Mid-Con Group Entities, taken as a whole. No investigation or review by any Governmental Entity with respect to the Mid-Con Group Entities is pending or threatened in writing (or, to the knowledge of the Partnership, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to the Mid-Con Group Entities, taken as a whole. The Mid-Con Group Entities have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary under Law for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to so possess or have filed any of the Permits would not reasonably be expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby, except where such revocation, non-renewal, adverse modification or cancellation would not reasonably be expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole.

Section 3.12    Benefit Plans.

(a)    Section 3.12(a) of the Mid-Con Disclosure Letter contains a true and complete list of each material Mid-Con Plan. The Partnership has provided or made available to Contango a current, accurate and complete copy of each Mid-Con Plan and any amendments thereto, or if such Mid-Con Plan is not in written form, a written summary of all of the material terms and conditions of such Mid-Con Plan. With respect to each Mid-Con Plan, the Partnership has furnished or made available to Contango a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement, insurance, annuity or other funding instrument, (ii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the participants thereof concerning the extent of the benefits provided under a Mid-Con Plan, (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and

(C) actuarial valuation reports, and (v) all non-routine correspondence with any Governmental Entity. No Mid-Con Group Entity has made any commitment (x) to create, incur liability with respect to or cause to exist any other material compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide material compensation or benefits to any individual, in each case other than required by the terms of the Mid-Con Plans as in effect as of the date hereof or (y) to modify, change or terminate any Mid-Con Plan, other than a modification, change or termination required by applicable Law.

(b)    No Mid-Con Plan is, and no Mid-Con Group Entity or any member of their “Controlled Group” (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to a plan that is: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) a “multiple employer welfare arrangement,” within the meaning of Section 3(40)(A) of ERISA.

(c)    With respect to the Mid-Con Plans:

(i)    each Mid-Con Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)    no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, to the knowledge of the Partnership, has occurred with respect to any Mid-Con Plan, and all contributions, payments, premiums and reimbursements required to be made under the terms of any Mid-Con Plan have been timely made;

(iii)    each Mid-Con Plan intended to be qualified under Section 401(a) of the Code is so qualified, has received a currently effective favorable determination or opinion letter from the IRS that it is so qualified or has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to, and may be relied upon by, the adopting employer, and, to the knowledge of the Partnership, no circumstances exist that would reasonably be expected to adversely affect the qualification of any such Mid-Con Plan;

(iv)    there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Partnership, threatened, relating to the Mid-Con Plans, any fiduciaries thereof with respect to their duties to the Mid-Con Plans or the assets of any of the trusts under any of the Mid-Con Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to result in any such actions;

(v)    no Mid-Con Group Entity maintains any Mid-Con Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Sections 4980B and 4980H of the Code, and no Mid-Con Group Entity is subject to any liability of any kind whatsoever, whether direct, indirect, contingent or otherwise, on account of any violation of the requirements of Section 601, et seq. of ERISA or Section 4980B or 4980H of the Code;

(vi)    none of the Mid-Con Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and no Mid-Con Group Entity or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of any Mid-Con Group Entity (either individually or to employees of any Mid-Con Group Entity as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or similar state law;

(vii)    each Mid-Con Plan is maintained solely in the United States and subject only to the laws of the United States; and

(viii)    the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of any Mid-Con Group Entity to severance pay, unemployment compensation, retention payments, change in control payments or any other similar payment, (B) result in, cause the accelerated vesting, funding or delivery of, or increase the amount of or otherwise enhance the value of, any payment or benefit due any such employee, officer, director or consultant, or (C) trigger any obligation to fund any Mid-Con Plan.

(d)    No Mid-Con Group Entity is a party to any agreement, contract, arrangement or plan (including any Mid-Con Plan) that would reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which any Mid-Con Group Entity is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e)    Each Mid-Con Plan that is subject to Section 409A of the Code has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 3.13    Labor Matters.

(a)    As of the Execution Date, other than four employees of the Partnership, no Mid-Con Group Entity employs any individuals. The Mid-Con Group Entities are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization, employee classification, payment and withholding of taxes, and employee termination notice requirements. During the preceding three years there have been no and there are no pending or, to the knowledge of the Partnership, threatened material labor disputes, work stoppages, labor strikes or lockouts against any Mid-Con Group Entity by employees.

(b)    No Mid-Con Group Entity is or has been a party to, is or has been bound by, is or has been negotiating, or has been asked to negotiate any collective bargaining agreement or other agreement or understanding with any labor union, labor organization, or similar employee group. There are no (i) unfair labor practice charges or complaints against any Mid-Con Group Entity pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of the Partnership, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against any Mid-Con Group Entity that arose out of or under any collective bargaining agreement.

(c)    To the knowledge of the Partnership, no current employee or officer of any Mid-Con Group Entity has informed the Partnership that he or she intends to resign as a result of the consummation of the transactions contemplated hereby.

(d)    With respect to any current or former employee, officer, consultant or other service provider of any Mid-Con Group Entity, there are no actions against any Mid-Con Group Entity pending, or to the Partnership’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of such Mid-Con Group Entity, including any claim relating to employment discrimination, harassment, retaliation, equal pay or employment classification, except where such action would not, individually or in the aggregate, result in any Mid-Con Group Entity incurring a material liability.

(e)    The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which any Mid-Con Group Entity is a party.

Section 3.14    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect:

(i)    the Partnership and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance with Environmental Laws;

(ii)    as of the Execution Date, the Partnership and its Subsidiaries are not subject to any pending or, to the Partnership’s knowledge, threatened Proceeding under Environmental Laws;

(iii)    no Mid-Con Group Entity or, to the knowledge of the Partnership, any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity arising from or relating to any Environmental Law;

(iv)    there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Partnership, formerly owned, operated or otherwise used by the Partnership or any of its Subsidiaries, or, to the knowledge of the Partnership, by any predecessors of the Partnership or any Subsidiary of the Partnership, which Releases are reasonably likely to result in liability to the Partnership under Environmental Law, and, as of the Execution Date, neither the Partnership nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Partnership, or at or from any off-site location where Hazardous Materials from the Partnership’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(v)    neither the Partnership nor its Subsidiaries has assumed any obligation or liability of a third party relating to or arising under any Environmental Law by Contract.

(b)    All environmental investigation, assessment and audit reports prepared during the past three years by or on behalf of, or that are in the possession of, the Partnership or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by Contango prior to the Execution Date.

(c)    Except as expressly set forth in this Section 3.14 and except for the representations and warranties relating to the Permits as expressly set forth in Section 3.11, neither the Partnership nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

Section 3.15    Taxes.

(a)    Each Mid-Con Group Entity has filed all material Tax Returns required to be filed by it and has paid (or a Mid-Con Group Entity has paid on its behalf) all Taxes shown as due on such Tax Returns, and the most recent financial statements contained in the Mid-Con SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by the Mid-Con Group Entities accrued through the date of such Mid-Con SEC Documents.

(b)    No Mid-Con Group Entity has made any material Tax election or change in Tax reporting or treatment since the date of such Mid-Con SEC Documents.

(c)    No material deficiencies or other claims for any Taxes have been proposed, asserted or assessed against any Mid-Con Group Entity that are not adequately reserved for.

(d)    There are no material liens with respect to Taxes upon any of the assets or properties of a Mid-Con Group Entity other than with respect to Taxes not yet due and payable. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Mid-Con Group Entity. No Mid-Con Group Entity has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No Mid-Con Group Entity has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any provision of state, local or foreign law similar to Section 481(a) of the Code by reason of a change in accounting method initiated by it or any other relevant party, nor has any application pending with any Tax authority requesting permission for any changes in accounting methods that relate to the business or assets of any Mid-Con Group Entity. No Mid-Con Group Entity will be required to include amounts in income, or exclude items of deduction, in a state or local taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

(e)    Each Mid-Con Group Entity is either a partnership organized in a state of the United States or an entity disregarded as separate from such a partnership for federal income tax purposes.

(f)    Each Mid-Con Group Entity treated as a partnership for federal income tax purposes has an election under Section 754 of the Code in effect.

(g)    No Mid-Con Group Entity has any assets co-owned for purposes of Section 761 of the Code that does not have a valid election under Treasury Regulations §1.761-2 to be excluded from the application of Subchapter K of the Code.

(h)    The Partnership is a partnership for federal income tax purposes and at least 90% of the gross income of the Partnership for each taxable year ending after its initial public offering has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 3.16    Contracts.

(a)    Section 3.16 of the Mid-Con Disclosure Letter lists, as of the Execution Date, each Contract of the following types (excluding any Mid-Con Plan) to which any Mid-Con Group Entity is a party or by which any of their respective properties or assets is bound:

(i)    any Contract that would be required to be filed by the Partnership as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Partnership on a Current Report on Form 8-K;

(ii)    any Contract that limits the ability of any Mid-Con Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Contango or any of its Subsidiaries, including Surviving Entity) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), or that restricts the right of any Mid-Con Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would restrict the right of Contango or any of its Subsidiaries, including Surviving Entity) to sell to or purchase from any Person or to hire any Person;

(iii)    any Contract that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of any Mid-Con Group Entity, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of any Mid-Con Group Entity, to which any Mid-Con Group Entity or any of their Affiliates is subject, and is material to the business of the Mid-Con Group Entities, taken as a whole;

(iv)    any partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Mid-Con Group Entities;

(v)    any Contract relating to Indebtedness and having an outstanding principal amount in excess of $500,000;

(vi)    any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more, other than Contracts involving the acquisition or disposition of Hydrocarbons in the ordinary course of business;

(vii)    any Contract for the lease of personal property or Mid-Con Leased Real Property involving aggregate payments in excess of $500,000 in any calendar year that are not terminable without penalty within 60 days, other than Contracts related to drilling rigs;

(viii)    any joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring any Mid-Con Group Entity to make annual expenditures in excess of $250,000 or aggregate payments in excess of $500,000 during the 12-month period following the Execution Date, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix)    any Contract that provides for the sale by any Mid-Con Group Entity of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Mid-Con Group Entity to terminate it without penalty on 60 days’ notice, or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(x)    each Contract that is a transportation, processing or gathering agreement to which any Mid-Con Group Entity is a party involving the transportation, processing or gathering of more than 1,000 Mcf of gaseous Hydrocarbons per day, or 50 barrels of liquid Hydrocarbons per day;

(xi)    any Contract that by its terms calls for aggregate payment or receipt by any Mid-Con Group Entity under such Contract of more than $500,000 over the remaining term of such Contract;

(xii)    any Contract pursuant to which any Mid-Con Group Entity has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $500,000;

(xiii)    any Contract that provides for any standstill or similar obligations;

(xiv)    any Contract that obligates any Mid-Con Group Entity to make any capital commitment, loan or expenditure in an amount in excess of $250,000;

(xv)    any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; or

(xvi)    any Contract for futures, swap, collar, put, call, floor, cap, option, or other contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates (a “Commodity Derivative Instrument”) that is currently in effect or will be binding on any Mid-Con Group Entity or any Contango Group Entity after the Closing.

Each contract of the type described in clauses (i) through (xvi) is referred to herein as a “Mid-Con Material Contract.”

(b)    (i) Each Mid-Con Material Contract is valid and binding on the Mid-Con Group Entity party thereto and, to the knowledge of the Partnership, each other party thereto, and is in full force and effect and enforceable in accordance with its terms except that such enforceability is subject to creditors’ rights and remedies generally; (ii) such Mid-Con Group Entity and, to the knowledge of the Partnership, each other party thereto has performed all obligations required to be performed by it under each Mid-Con Material Contract; and (iii) there is no default under any Mid-Con Material Contract by such Mid-Con Group Entity or, to the knowledge of the Partnership, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of such Mid-Con Group Entity or, to the knowledge of the Partnership, any other party thereto under any such Mid-Con Material Contract, nor has such Mid-Con Group Entity received any notice of any such default, event or condition, in case, except as would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. The Partnership has made available to Contango true and complete copies of all Mid-Con Material Contracts, including all amendments thereto.

Section 3.17    Insurance. The Mid-Con Group Entities are covered by valid and currently effective insurance policies issued in favor of the Mid-Con Group Entities that are customary and adequate for companies of similar size in the oil and gas exploration, production and development industry in the locations in which the Mid-Con Group Entities operate. Section 3.17 of the Mid-Con Disclosure Letter sets forth, as of the Execution Date, a true and complete list of all material insurance policies issued in favor of any Mid-Con Group Entity, or pursuant to which any Mid-Con Group Entity is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) no Mid-Con Group Entity is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Partnership, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 3.18    Properties. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Mid-Con’s Oil and Gas Properties: (a) the Partnership and its Subsidiaries have good, valid and defensible title to all real property owned by the Partnership or any of its Subsidiaries (collectively, the “Mid-Con Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Partnership or any of its Subsidiaries (collectively, including the improvements thereon, the “Mid-Con Leased Real Property”) free and clear of all Liens, except Permitted Liens, (b) each agreement under which the Partnership or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Mid-Con Material Leased Real Property (each, a “Mid-Con Real Property Lease”)is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and neither the Partnership nor any of its Subsidiaries, or to the knowledge of the Partnership, any other party thereto, has received written notice of any default under any Mid-Con Real Property Lease, and (c) there does not exist any pending or, to the knowledge of the Partnership, threatened condemnation or eminent domain Proceedings that affect any of the Partnership’s Oil and Gas Properties, Mid-Con Owned Real Property or Mid-Con Leased Real Property.

Section 3.19    Rights-of-Way. Each Mid-Con Group Entity has such consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the ordinary course, except for such Rights-of-Way the absence of which is not and would not reasonably be expected to cause a Mid-Con Material Adverse Effect. Each Mid-Con Group Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that are not and would not reasonably be expected to cause, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 3.20    Oil and Gas Matters.

(a)    The Partnership has made available to Contango true and complete copies of all written reports prepared since January 1, 2019 and delivered to or received by any Mid-Con Group Entity in writing on or before the Execution Date estimating the Mid-Con Group Entities’ oil and gas reserves by an unaffiliated person concerning the Oil and Gas Properties of the Mid-Con Group Entities. Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Partnership and evaluated by Cawley, Gillespie & Associates, Inc. (“CG&A”) relating to the interests referred to therein as of December 31, 2019 (the “Mid-Con Reserve Report”) or (ii) reflected in the Mid-Con Reserve Report or in the Mid-Con SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the Execution Date in accordance with Section 5.1(a)), the Mid-Con Group Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Mid-Con Reserve Report and in each case as attributable to interests owned by the Mid-Con Group Entities, free and clear of any Liens, except for Permitted Liens. For purposes of the foregoing sentence, “good and defensible title” means that the applicable entity’s title (as of the Execution Date and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that, as of the Closing Date, and subject to Permitted Liens (1) entitles such entity to receive (after satisfaction of all Production Burdens applicable thereto) not less than the net revenue interest share shown in the Mid-Con Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (i) any decreases in connection with those operations in which any Mid-Con Group Entity may elect after the Execution Date to be a non-consenting co-owner, (ii) any decreases resulting from the establishment or amendment, after the Execution Date, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates such entity to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Mid-Con Reserve Report for such Oil and Gas Properties except, in each case, for (i) increases that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections of title (other than Permitted Liens).

(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mid-Con Material Adverse Effect, the factual, non-interpretive data supplied by the Partnership to CG&A relating to the interests referred to in the Mid-Con Reserve Report, by or on behalf of the Partnership and its Subsidiaries that were material to CG&A’s evaluation of the Partnership’s and its Subsidiaries’ estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Partnership and its Subsidiaries in connection with CG&A’s evaluation of the Mid-Con Reserve Report was, as of the time provided to CG&A, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mid-Con Material Adverse Effect, the oil and gas reserve estimates of the Partnership and its Subsidiaries set forth in the Mid-Con Reserve Report are derived from reports that have been prepared internally by the Partnership’s management and evaluated by CG&A, and such reserve estimates fairly reflect the oil and gas reserves of the Partnership and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Mid-Con Reserve Report that is or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(c)    Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual by any Mid-Con Group Entity under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens owed by the Mid-Con Group Entities with respect to any Oil and Gas Properties owned or held by the Mid-Con Group Entities have been timely and properly paid (except for any amounts being held in suspense), (iii) none of the Mid-Con Group Entities (and, to the Partnership’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Mid-Con Group Entity, (iv) each Oil and Gas Lease to which the Partnership and any of its Subsidiaries is a party is in full force and effect and (v) none of the Partnership or any of its Subsidiaries has received written notice from any other party to any such Oil and Gas Lease that any of the Partnership or any of its Subsidiaries is in breach or default under any Oil and Gas Lease.

(d)    Except as would not be material, individually or in the aggregate, to the Mid-Con Group Entities, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Mid-Con Group Entities are being received by them in a timely manner and are not being held in suspense (by any Mid-Con Group Entity or, to the knowledge of the Partnership, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e)    Since June 30, 2019, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Mid-Con Group Entities or otherwise associated with an Oil and Gas Property of the Mid-Con Group Entities have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Mid-Con Group Entity related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole).

(f)    Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, to the knowledge of the Partnership, there is no well included in the Oil and Gas Properties for which any Mid-Con Group Entity is currently obligated to plug and abandon pursuant to the terms of any Oil and Gas Lease, Contract or applicable Law.

(g)    As of the Execution Date, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), and except for Production Burdens reflected in the applicable net revenue interest in the Mid-Con Reserve Report, no Mid-Con Group Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time without then or thereafter receiving the full contract price therefor.

(h)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), none of the material Oil and Gas Properties of any Mid-Con Group Entity is subject to any preferential purchase, consent, transfer fee, termination fee or similar right or obligation that would become operative as a result of the Merger.

Section 3.21    Intellectual Property. Each Mid-Con Group Entity owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Mid-Con Intellectual Property”) except where the failure to own or have the right to use such Mid-Con Intellectual Property would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. There are no pending or, to the knowledge of the Partnership, threatened claims by any Person alleging infringement, misappropriation or dilution by any Mid-Con Group Entity of the intellectual property rights of any Person. The conduct of the businesses of the Mid-Con Group Entities has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. No Mid-Con Group Entity has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Mid-Con Intellectual Property. To the knowledge of the Partnership, no Person is infringing, misappropriating or diluting any Mid-Con Intellectual Property. The Mid-Con Group Entities have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

Section 3.22    State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Governing Documents of either Mid-Con Party is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.23    No Rights Plan. There is no unitholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which any Mid-Con Party is a party or is otherwise bound.

Section 3.24    Related Party Transactions. Except as otherwise disclosed in the Mid-Con SEC Documents, no present or former director, executive officer, stockholder, partner, member, employee or Affiliate of any Mid-Con Group Entity, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Mid-Con Related Party”), is a party to any Contract with or binding upon any Mid-Con Group Entity or any of their respective properties or assets or has any interest in any property owned by any Mid-Con Group Entity or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Mid-Con SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except as otherwise disclosed in the Mid-Con SEC Documents, no Mid-Con Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of any Mid-Con Group Entity, or any organization which has a Contract with any Mid-Con Group Entity.

Section 3.25    Certain Payments. No Mid-Con Group Entity (or, to the knowledge of the Partnership, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.26    Regulatory Matters. Neither Mid-Con Party is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. No Mid-Con Group Entity owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (a) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (b) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.” No Mid-Con Group Entity owns, controls or has under development any (a) refining capacity or (b) oil or gas transportation infrastructure (other than gathering facilities).

Section 3.27    Derivatives.

(a)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), all Commodity Derivative Instruments entered into by any Mid-Con Group Entity or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Mid-Con Group Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Commodity Derivative Instruments.

(b)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), the Mid-Con Group Entities have duly performed in all respects all of their respective obligations under the Commodity Derivative Instruments to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Mid-Con SEC Documents accurately summarize, in all material respects, the outstanding positions under any Commodity Derivative Instrument of the Mid-Con Group Entities, including Hydrocarbon and financial positions under any Commodity Derivative Instrument of any Mid-Con Group Entity attributable to the production and marketing of any Mid-Con Group Entity, as of the dates reflected therein.

Section 3.28    Brokers. No broker, investment banker, financial advisor or other Person, other than Petrie Partners, LLC, the fees and expenses of which will be paid by the Partnership, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Mid-Con Group Entity. The Partnership has furnished to Contango a true and complete copy of any Contract between any Mid-Con Group Entity and Petrie Partners, LLC pursuant to which Petrie Partners, LLC could be entitled to any payment from any Mid-Con Group Entity relating to the transactions contemplated hereby.

Section 3.29    Opinion of Financial Advisor. The GP Conflicts Committee has received the opinion of Petrie Partners, LLC, dated the Execution Date, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Public Unitholders, a signed true and complete copy of which opinion has been or will promptly be provided to Contango.

Section 3.30    Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, THE MID-CON PARTIES ARE NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE PARTNERSHIP UNITS OR THE BUSINESS, ASSETS OR LIABILITIES OF ANY MID-CON GROUP ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

Section 3.31    Effect of Contango’s Knowledge. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE MID-CON GROUP ENTITIES NOR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES SHALL HAVE ANY LIABILITY FOR ANY BREACH OF OR INACCURACY IN ANY REPRESENTATION OR WARRANTY MADE BY THE MID-CON PARTIES IN THIS ARTICLE III TO THE EXTENT THAT CONTANGO HAD KNOWLEDGE AT OR BEFORE THE EXECUTION DATE OF THE FACTS AS A RESULT OF WHICH SUCH REPRESENTATION OR WARRANTY WAS BREACHED OR INACCURATE.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CONTANGO PARTIES

Except (a) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Contango Parties to the Mid-Con Parties immediately prior to the execution of this Agreement (the “Contango Disclosure Letter”) (provided that (i) the disclosure of any information in a particular section or subsection of the Contango Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Contango Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such has had, or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect) or (b) as disclosed in the Contango SEC Documents (excluding any disclosure set forth in such Contango SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure) filed on or after January 1, 2019 and at least 24 hours prior to the Execution Date (without giving effect to any disclosure set forth in any Contango SEC Document or any amendment to any Contango SEC Documents in each case filed on or after the Execution Date), each of the Contango Parties hereby represents and warrants to the Mid-Con Parties as follows:

Section 4.1    Organization, Standing and Power.

(a)    Each of the Contango Parties is a corporation or limited liability company duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(b)    Each of the Contango Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(c)    Each of the Contango Group Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(d)    Contango has made available to the Partnership true and complete copies of the Governing Documents of each Contango Group Entity in effect as of the Execution Date. All such Governing Documents are in full force and effect and no Contango Group Entity is in violation of any provisions thereof.

(e)    All of the issued and outstanding limited liability company interests of Michael Merger Sub are owned, beneficially and of record, by Contango. Michael Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Michael Merger Sub does not have, directly or indirectly, any assets, liabilities or obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.2    Capital Stock.

(a)    As of the Execution Date, the authorized capital stock of Contango consists of 405,000,000 shares, of which 400,000,000 shares are Contango Common Stock and 5,000,000 shares are preferred stock, par value $0.04 per share (the “Contango Preferred Stock”). As of the Execution Date, (i) 133,076,988 shares of Contango Common Stock were issued and outstanding and an additional 74,290 shares of Contango Common Stock were held by Contango in its treasury and (ii) no shares of Contango Preferred Stock were issued and outstanding. All outstanding shares of Contango Common Stock have been duly authorized and validly issued in accordance with the Governing Documents of Contango and are fully paid and nonassessable and not subject to preemptive rights. As of the Execution Date, 4,396,368 shares of Contango Common Stock were reserved for issuance under the Contango 2009 Incentive Compensation Plan and no shares of Contango Common Stock were reserved for issuance under the Crimson Exploration Inc. Amended and Restated 2005 Stock Incentive Plan, of which (i) 1,325,907 shares of Contango Common Stock were subject to outstanding restricted stock awards, (ii) 3,050,614 shares of Contango Common Stock were subject to outstanding performance-based restricted stock awards (assuming target achievement of performance objectives), (iii) 19,847 shares of Contango Common Stock were subject to outstanding stock options and (iv) no shares of Contango Common Stock were subject to outstanding stock appreciation rights or equity or equity-like awards of any other kind. All shares of Contango Common Stock reserved for issuance under the Contango 2009 Incentive Compensation Plan and the Crimson Exploration Inc.

Amended and Restated 2005 Stock Incentive Plan, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 4.2(a), as of the Execution Date, there are not any shares of capital stock, voting securities or equity interests of Contango issued and outstanding or any Rights issued or granted by, or binding upon, Contango. There are no outstanding obligations of any Contango Group Entity to repurchase, redeem or otherwise acquire any capital stock, voting securities or equity interests or any Rights of Contango. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Contango on any matter.

(b)    The shares of Contango Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(c)    Except as set forth in this Section 4.2, as of the Execution Date, no Contango Group Entity has issued any compensatory equity or equity-linked award that remains outstanding, nor has any such entity committed to issue any such award.

(d)    There are no shareholder agreements, voting trusts or other agreements or understandings to which Contango has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock, voting securities or equity interests of any Contango Group Entity.

Section 4.3    Subsidiaries. Section 4.3 of the Contango Disclosure Letter sets forth a true and complete list of the Contango Subsidiaries and their respective jurisdictions of incorporation or organization, as applicable, as of the Execution Date. As of the Execution Date, all of the outstanding shares of capital stock or other equity or voting interests of each Contango Subsidiary (i) are owned, directly or indirectly by Contango, beneficially and of record and free and clear of all Liens, in the percentages set out on Section 4.3 of the Contango Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to Contango Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable Contango Subsidiary) and nonassessable (with respect to Contango Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity) and not subject to preemptive rights. Other than ownership interests in the Contango Subsidiaries set forth on Section 4.3 of the Contango Disclosure Letter, the Contango Parties do not own beneficially, directly or indirectly, any equity securities, capital stock or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the Contango Subsidiaries as of the Execution Date. No Contango Party is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4    Authority. Each of the Contango Parties has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform all of the terms and conditions hereof to be performed by them and, subject to receipt of the Contango Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Contango Parties, and subject to receipt of the Contango Shareholder Approval, the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate or limited liability company action on the part of each of the Contango Parties. At a meeting duly called and held, the Contango Board, by unanimous vote of the disinterested directors, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of Contango and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to submit the Contango Stock Issuance to a vote of Contango’s shareholders and to recommend approval of the Contango Stock Issuance by Contango’s shareholders. The affirmative vote (in person or by proxy) of a majority of the outstanding Contango Common Stock entitled to vote thereon and present in person or represented by proxy at a duly held Contango Special Shareholders Meeting to approve the Contango Stock Issuance in accordance with the rules and regulations of the NYSE American or, if written consent is sought in accordance with Section 5.4(c)(ii) and Section 2.12 of the Bylaws of Contango (the “Contango Bylaws”), the affirmative vote of a majority of the outstanding Contango Common Stock entitled to vote thereon (the “Contango Shareholder Approval”) is the only vote or approval of the holders of any class or series of the capital stock of Contango necessary to approve the Contango Stock Issuance and consummate the transactions contemplated by this Agreement, including the Merger, and no other corporate or limited liability company proceedings on the part of any Contango Party are necessary to consummate the transactions contemplated hereby, including the Merger. Contango, in its capacity as sole member of Michael Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Contango Parties and constitutes the valid and legally binding obligation of each of the Contango Parties, enforceable against each of the Contango Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.5    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by the Contango Parties does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Contango Parties with the provisions hereof will not, conflict with, or result in any material violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of any Contango Group Entity under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Governing Documents of any Contango Group Entity, (ii) any Contract to which any Contango Group Entity is a party or by which any Contango Group Entity or any of their respective properties or assets may be bound and that is material, individually or in the aggregate, to the Contango Group Entities (taken as a whole) or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of the NYSE American applicable to any Contango Group Entity or by which any Contango Group Entity or any of their respective properties or assets may be bound.

(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to any Contango Group Entity in connection with the execution, delivery and performance of this Agreement by the Contango Parties or the consummation by the Contango Parties of the Merger or the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DLLCA and the DRULPA, (iii) any filings and approvals required under the rules and regulations of the NYSE American and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, are not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

Section 4.6    SEC Reports; Financial Statements.

(a)    Contango has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Contango since June 30, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Contango SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), the Contango SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Contango SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Contango has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Contango SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made.

(b)    The financial statements of Contango included in the Contango SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Execution Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP and the applicable rules and regulations promulgated by the SEC (subject, in the case of the unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount) the financial position of Contango and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Contango and its consolidated Subsidiaries for the periods presented therein. Since January 1, 2019, Contango has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Contango and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)    Contango has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Contango, including its Subsidiaries, required to be disclosed in Contango’s periodic and current reports under the Exchange Act, is made known to the principal executive officer and the principal financial officer of Contango by others within those entities in connection with the reports Contango files under the Exchange Act.

(d)    Contango and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Contango’s financial reporting and the preparation of Contango’s financial statements for external purposes in accordance with GAAP. Contango has disclosed, based on its most recent evaluation of Contango’s internal control over financial reporting prior to the Execution Date, to Contango’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Contango’s internal control over financial reporting which are reasonably likely to adversely affect Contango’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Contango’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Contango’s auditors and audit committee is set forth as Section 4.6(d) of the Contango Disclosure Letter.

(e)    As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Contango SEC Documents. To the knowledge of Contango, none of the Contango SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(f)    Neither Contango nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Contango and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Contango or any of its Subsidiaries in Contango’s published financial statements or other Contango SEC Documents.

Section 4.7     No Undisclosed Liabilities. No Contango Group Entity has any liabilities required by GAAP to be set forth on a consolidated balance sheet of the Contango Group Entities, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of

Contango and its Subsidiaries as of December 31, 2019 included in the Annual Report on Form 10-K filed by Contango with the SEC on March 30, 2020 (without giving effect to any amendment thereto filed on or after the Execution Date), (b) for liabilities and obligations of Contango and the Contango Subsidiaries incurred in the ordinary course of business consistent with past practice since December 31, 2019, (c) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, or (d) liabilities that are not material, individually or in the aggregate, to the Contango Group Entities (taken as a whole).

Section 4.8    Certain Information. None of the information supplied (or to be supplied) by or on behalf of Contango specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it (or any post-effective amendment or supplement) becomes or is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Consent Statement/Proxy Statement/Prospectus will, on the date it is first mailed to unitholders of the Partnership, on the date the Consent Statement/Proxy Statement/Prospectus is first mailed to shareholders of Contango, at the time of any amendments or supplements thereto and, if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting in accordance with Section 5.4(c)(i), at the time of such Contango Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The Consent Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, Contango makes no representation or warranty with respect to information supplied by or on behalf of the Mid-Con Parties for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.9    Absence of Certain Changes or Events. Since June 30, 2020: (a) the Contango Group Entities have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect; and (c) none of the Contango Group Entities has taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in paragraph (i), (ii), (iii), (iv), or (v) of Section 5.1(b).

Section 4.10    Litigation. There is no Action pending or, to the knowledge of Contango, threatened (i) against or affecting any Contango Group Entity or (ii) to the knowledge of Contango, any of their respective properties or assets, in each case, other than such Actions that would not be reasonably expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There is no Action pending or, to the knowledge of Contango, threatened against or affecting any present or former officer, director or employee of any Contango Group Entity in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $150,000 and (b) does not seek material injunctive or other non-monetary relief. No Contango Group Entity or, to the knowledge of Contango, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except where such judgment, order, injunction, rule or decree of any Governmental Entity would not be reasonably expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There is no Action pending or, to the knowledge of Contango, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.11    Compliance with Laws. The businesses of the Contango Group Entities are currently being conducted, and at all times since January 1, 2019 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Contango Group Entities, taken as a whole. No investigation or review by any Governmental Entity with respect to the Contango Group Entities is pending or threatened in writing (or, to the knowledge of Contango, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to the Contango Group Entities, taken as a whole. The Contango Group Entities have in effect all Permits of all Governmental Entities necessary under Law for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to so possess or have filed any of the Permits would not reasonably be expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby, except where such revocation, non-renewal, adverse modification or cancellation would not reasonably be expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole.

Section 4.12    Benefit Plans.

(a)    Section 4.12(a) of the Contango Disclosure Letter contains a true and complete list of each material Contango Plan. Contango has provided or made available to the Partnership a current, accurate and complete copy of each Contango Plan and any amendments thereto, or if such Contango Plan is not in written form, a written summary of all of the material terms and conditions of such Contango Plan. With respect to each Contango Plan, Contango has furnished or made available to the Partnership a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement, insurance, annuity or other funding instrument, (ii) the most recent determination or opinion letter from the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of any Contango Group Entity or other participants thereof concerning the extent of the benefits provided under a Contango Plan, (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) all non-routine correspondence with any Governmental Entity. No Contango Group Entity has made any commitment (x) to create, incur liability with respect to or cause to exist any other material compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide material compensation or benefits to any individual, in each case other than required by the terms of the Contango Plans as in effect as of the date hereof or (y) to modify, change or terminate any Contango Plan, other than a modification, change or termination required by applicable Law.

(b)    No Contango Plan is, and no Contango Group Entity or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to a plan that is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan that is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) a “multiple employer welfare arrangement,” within the meaning of Section 3(40)(A) of ERISA.

(c)    With respect to the Contango Plans:

(i)    each Contango Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)    no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, to the knowledge of Contango, has occurred with respect to any Contango Plan, and all contributions, payments, premiums and reimbursements required to be made under the terms of any Contango Plan have been timely made;

(iii)    each Contango Plan intended to be qualified under Section 401(a) of the Code is so qualified, has received a currently effective favorable determination or opinion letter from the IRS that it is so qualified or has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to, and may be relied upon by, the adopting employer, and, to the knowledge of Contango, no circumstances exist that would reasonably be expected to adversely affect the qualification of any such Contango Plan;

(iv)    there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Contango, threatened, relating to the Contango Plans, any fiduciaries thereof with respect to their duties to the Contango Plans or the assets of any of the trusts under any of the Contango Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to result in any such actions;

(v)    no Contango Group Entity maintains any Contango Plan that is a “group health plan” (as such term is defined in
Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Sections 4980B and 4980H of the Code, and no Contango Group Entity is subject to any liability of any kind whatsoever, whether direct, indirect, contingent or otherwise, on account of any violation of the requirements of Section 601, et seq. of ERISA or Section 4980B or 4980H of the Code;

(vi)    none of the Contango Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and no Contango Group Entity or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of any Contango Group Entity (either individually or to employees of any Contango Group Entity as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or similar state law;

(vii)    each Contango Plan is maintained solely in the United States and subject only to the laws of the United States; and

(viii)    the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of any Contango Group Entity to severance pay, unemployment compensation, retention payments, change in control payments or any other similar payment, (B) result in, cause the accelerated vesting, funding or delivery of, or increase the amount of or otherwise enhance the value of, any payment or benefit due any such employee, officer, director or consultant, or (C) trigger any obligation to fund any Contango Plan.

(d)    No Contango Group Entity is a party to any agreement, contract, arrangement or plan (including any Contango Plan) that would reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which any Contango Group Entity is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e)    Each Contango Plan that is subject to Section 409A of the Code has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 4.13    Labor Matters.

(a)    The Contango Group Entities are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization, employee classification, payment and withholding of taxes, and employee termination notice requirements. During the preceding three years there have been no and there are no pending or, to the knowledge of Contango, threatened material, labor disputes, work stoppages, labor strikes or lockouts against any Contango Group Entity by employees.

(b)    No Contango Group Entity is or has been a party to, is or has been bound by, is or has been negotiating, or has been asked to negotiate any collective bargaining agreement or other agreement or understanding with any labor union, labor organization, or similar employee group. To the knowledge of Contango, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of any Contango Group Entity. There are no (i) unfair labor practice charges or complaints against any Contango Group Entity pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of Contango, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against any Contango Group Entity that arose out of or under any collective bargaining agreement.

(c)    To the knowledge of Contango, no current employee or officer of any Contango Group Entity has informed Contango that he or she intends to resign as a result of the consummation of the transactions contemplated hereby.

(d)    With respect to any current or former employee, officer, consultant or other service provider of any Contango Group Entity, there are no actions against any Contango Group Entity pending, or to Contango’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of such Contango Group Entity, including any claim relating to employment discrimination, harassment, retaliation, equal pay or employment classification, except where such action would not, individually or in the aggregate, result in any Contango Group Entity incurring a material liability.

(e)     The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which any Contango Group Entity is a party.

Section 4.14    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect:

(i)    Contango and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance with Environmental Laws;

(ii)    as of the Execution Date, Contango and its Subsidiaries are not subject to any pending or, to Contango’s knowledge, threatened Proceeding under Environmental Laws;

(iii)    no Contango Group Entity or, to the knowledge of the Contango, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity arising from or relating to Environmental Law;

(iv)    there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Contango, formerly owned, operated or otherwise used by Contango or any of its Subsidiaries, or, to the knowledge of Contango, by any predecessors of Contango or any Subsidiary of Contango, which Releases are reasonably likely to result in liability to Contango under Environmental Law, and, as of the Execution Date, neither Contango nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Contango, or at or from any off-site location where Hazardous Materials from Contango’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(v)    neither Contango nor its Subsidiaries has assumed any obligation or liability of a third party relating to or arising under any Environmental Law by Contract.

(b)    All environmental investigation, assessment and audit reports prepared during the past three years by or on behalf of, or that are in the possession of, Contango or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by the Partnership prior to the Execution Date.

(c)    Except as expressly set forth in this Section 4.14 and except for the representations and warranties relating to the Permits as expressly set forth in Section 4.11, neither Contango nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

Section 4.15    Taxes.

(a)    Each Contango Group Entity has filed all material Tax Returns required to be filed by it and has paid (or a Contango Group Entity has paid on its behalf) all Taxes shown as due on such Tax Returns, and the most recent financial statements contained in the Contango SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by the Contango Group Entities accrued through the date of such Contango SEC Documents.

(b)    Except as otherwise contemplated by this Agreement, no Contango Group Entity has made any material Tax election or change in Tax reporting or treatment since the date of such Contango SEC Documents.

(c)    No material deficiencies or other claims for any Taxes have been proposed, asserted or assessed against any Contango Group Entity that are not adequately reserved for.

(d)    There are no material liens with respect to Taxes upon any of the assets or properties of a Contango Group Entity other than with respect to Taxes not yet due and payable. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Contango Group Entity. No

Contango Group Entity has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No Contango Group Entity has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any provision of state, local or foreign law similar to Section 481(a) of the Code by reason of a change in accounting method initiated by it or any other relevant party, nor has any application pending with any Tax authority requesting permission for any changes in accounting methods that relate to the business or assets of any Contango Group Entity. No Contango Group Entity will be required to include amounts in income, or exclude items of deduction, in a state or local taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

(e)    None of the Contango Group Entities has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), or has any liability for the Taxes of any Person (other than the Contango Group Entities).

(f)    None of the Contango Group Entities is a party to a Tax allocation, sharing or indemnification agreement, and no payments are due or will become due by any Contango Group Entity pursuant to any such agreement, in each case, other than (x) agreements solely between or among the Contango Group Entities or (y) provisions contained in commercial agreements the primary purpose of which is not related to Taxes.

Section 4.16    Contracts.

(a)    Section 4.16 of the Contango Disclosure Letter lists, as of the Execution Date, each Contract of the following types (excluding any Contango Plan) to which any Contango Group Entity is a party or by which any of their respective properties or assets is bound:

(i)    any Contract that would be required to be filed by Contango as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Contango on a Current Report on Form 8-K;

(ii)    any Contract that limits the ability of any Contango Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Surviving Entity) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), or that restricts the right of any Contango Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would restrict the right of Surviving Entity) to sell to or purchase from any Person or to hire any Person;

(iii)    any Contract that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of any Contango Group Entity, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of any Contango Group Entity, to which any Contango Group Entity or any of their Affiliates is subject, and is material to the business of the Contango Group Entities, taken as a whole;

(iv)    any partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Contango Group Entities;

(v)    any Contract relating to Indebtedness and having an outstanding principal amount in excess of $1,000,000;

(vi)    any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $1,000,000 or more, other than Contracts involving the acquisition or disposition of Hydrocarbons in the ordinary course of business;

(vii)    any Contract for the lease of personal property or Contango Leased Real Property involving aggregate payments in excess of $1,000,000 in any calendar year that are not terminable without penalty within 60 days, other than Contracts related to drilling rigs;

(viii)    any joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring any Contango Group Entity to make annual expenditures in excess of $750,000 or aggregate payments in excess of $1,000,000 during the 12-month period following the Execution Date, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix)    any Contract that provides for the sale by any Contango Group Entity of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Contango Group Entity to terminate it without penalty on 60 days’ notice, or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(x)    each Contract that is a transportation, processing or gathering agreement to which any Contango Group Entity is a party involving the transportation, processing or gathering of more than 1,000 Mcf of gaseous Hydrocarbons per day, or 50 barrels of liquid Hydrocarbons per day;

(xi)    any Contract that by its terms calls for aggregate payment or receipt by any Contango Group Entity under such Contract of more than $1,000,000 over the remaining term of such Contract;

(xii)    any Contract pursuant to which any Contango Group Entity has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $1,000,000;

(xiii)    any Contract that provides for any standstill or similar obligations;

(xiv)    any Contract that obligates any Contango Group Entity to make any capital commitment, loan or expenditure in an amount in excess of $1,000,000;

(xv)    any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; or

(xvi)    any Commodity Derivative Instrument that will be binding on any Contango Group Entity after the Closing.

Each contract of the type described in clauses (i) through (xvi) is referred to herein as a “Contango Material Contract.”

(b)    (i) Each Contango Material Contract is valid and binding on the Contango Group Entity party thereto and, to the knowledge of Contango, each other party thereto, and is in full force and effect and enforceable in accordance with its terms except that such enforceability is subject to creditors’ rights and remedies generally; (ii) such Contango Group Entity and, to the knowledge of Contango, each other party thereto has performed all obligations required to be performed by it under each Contango Material Contract; and (iii) there is no default under any Contango Material Contract by such Contango Group Entity or, to the knowledge of Contango, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of such Contango Group Entity or, to the knowledge of Contango, any other party thereto under any such Contango Material Contract, nor has such Contango Group Entity received any notice of any such default, event or condition, in case, except as would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. Contango has made available to the Partnership true and complete copies of all Contango Material Contracts, including all amendments thereto.

Section 4.17    Insurance. The Contango Group Entities are covered by valid and currently effective insurance policies issued in favor of the Contango Group Entities that are customary and adequate for companies of similar size in the oil and gas exploration, production and development industry in the locations in which the Contango Group Entities operate. Section 4.17 of the Contango Disclosure Letter sets forth, as of the Execution Date, a true and complete list of all material insurance policies issued in favor of any Contango Group Entity, or pursuant to which any Contango Group Entity is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) no Contango Group Entity is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Contango, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 4.18    Properties. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Contango’s Oil and Gas Properties: (a) Contango and its Subsidiaries have good, valid and defensible title to all real property owned by Contango or any of its Subsidiaries (collectively, the “Contango Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Contango or any of its Subsidiaries (collectively, including the improvements thereon, the “Contango Leased Real Property”) free and clear of all Liens, except Permitted Liens, (b) each agreement under which Contango or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Contango Leased Real Property (each, a “Contango Real Property Lease”) is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and neither Contango nor any of its Subsidiaries, or to the knowledge of Contango, any other party thereto, has received written notice of any default under any Contango Real Property Lease, and (c) there does not exist any pending or, to the knowledge of Contango, threatened condemnation or eminent domain Proceedings that affect any of Contango’s Oil and Gas Properties, Contango Owned Real Property or Contango Leased Real Property.

Section 4.19    Rights-of-Way. Each Contango Group Entity has such Rights-of-Way as are sufficient to conduct its business in the ordinary course, except for such Rights-of-Way the absence of which is not and would not reasonably be expected to cause a Contango Material Adverse Effect. Each Contango Group Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that are not and would not reasonably be expected to cause, individually or in the aggregate, a Contango Material Adverse Effect.

Section 4.20    Oil and Gas Matters.

(a)    Contango has made available to the Partnership true and complete copies of all written reports prepared since January 1, 2019 and delivered to or received by any Contango

Group Entity in writing on or before the Execution Date estimating the Contango Group Entities’ oil and gas reserves by an unaffiliated person concerning the Oil and Gas Properties of the Contango Group Entities. Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) and William M. Cobb and Associates (“Cobb”) relating to the interests referred to therein as of January 1, 2020 (the “Contango Reserve Report”) or (ii) reflected in the Contango Reserve Report or in the Contango SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the Execution Date in accordance with Section 5.1(b)), the Contango Group Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Contango Reserve Report and in each case as attributable to interests owned by the Contango Group Entities, free and clear of any Liens, except for Permitted Liens. For purposes of the foregoing sentence, “good and defensible title” means that the applicable entity’s title (as of the Execution Date and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that, as of the Closing Date, and subject to Permitted Liens (1) entitles such entity to receive (after satisfaction of all Production Burdens applicable thereto) not less than the net revenue interest share shown in the Contango Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (i) any decreases in connection with those operations in which any Contango Group Entity may elect after the Execution Date to be a non-consenting co-owner, (ii) any decreases resulting from the establishment or amendment, after the Execution Date, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates such entity to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Contango Reserve Report for such Oil and Gas Properties except, in each case, for (i) increases that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections of title (other than Permitted Liens).

(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Contango Material Adverse Effect, the factual, non-interpretive data supplied by Contango to NSAI and Cobb relating to the interests referred to in the Contango Reserve Report, by or on behalf of Contango and its Subsidiaries that were material to NSAI’s and Cobb’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Contango and its Subsidiaries in connection with the preparation of the Contango Reserve Report was, as of the time provided to NSAI and Cobb, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Contango Material Adverse Effect, the oil and gas reserve estimates of Contango and its Subsidiaries set forth in the Contango Reserve Report are derived from reports that have been prepared by NSAI and Cobb, and such reserve estimates fairly reflect the oil and gas reserves of Contango and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Contango Reserve Report that is or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(c)    Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual by any Contango Group Entity under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens owed by the Contango Group Entities with respect to any Oil and Gas Properties owned or held by the Contango Group Entities have been timely and properly paid (except for any amounts being held in suspense), (iii) none of the Contango Group Entities (and, to Contango’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Contango Group Entity, (iv) each Oil and Gas Lease to which Contango and any of its Subsidiaries is a party is in full force and effect and (v) none of Contango or any of its Subsidiaries has received written notice from any other party to any such Oil and Gas Lease that any of Contango or any of its Subsidiaries is in breach or default under any Oil and Gas Lease.

(d)    Except as would not be material, individually or in the aggregate, to the Contango Group Entities, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Contango Group Entities are being received by them in a timely manner and are not being held in suspense (by any Contango Group Entity or, to the knowledge of Contango, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e)    Since June 30, 2019, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Contango Group Entities or otherwise associated with an Oil and Gas Property of the Contango Group Entities have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Contango Group Entity related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole).

(f)    Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, to the knowledge of Contango, there is no well included in the Oil and Gas Properties for which any Contango Group Entity is currently obligated to plug and abandon pursuant to the terms of any Oil and Gas Lease, Contract or applicable Law.

(g)    As of the Execution Date, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), and except for Production Burdens reflected in the applicable net revenue interest in the Contango Reserve Report, no Contango Group Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time without then or thereafter receiving the full contract price therefor.

(h)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), none of the material Oil and Gas Properties of any Contango Group Entity is subject to any preferential purchase, consent, transfer fee, termination fee or similar right or obligation that would become operative as a result of the Merger.

Section 4.21    Intellectual Property. Each Contango Group Entity owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Contango Intellectual Property”), except where the failure to own or have the right to use such Contango Intellectual Property would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. There are no pending or, to the knowledge of Contango, threatened claims by any Person alleging infringement, misappropriation or dilution by any Contango Group Entity of the intellectual property rights of any Person. The conduct of the businesses of the Contango Group Entities has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. No Contango Group Entity has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Contango Intellectual Property. To the knowledge of Contango, no Person is infringing, misappropriating or diluting any Contango Intellectual Property. The Contango Group Entities have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

Section 4.22    State Takeover Statutes. No Takeover Laws or any similar anti-takeover provision in the Governing Documents of any Contango Party is applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.23    No Rights Plan. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which any Contango Party is a party or is otherwise bound.

Section 4.24    Related Party Transactions. Except as otherwise disclosed in the Contango SEC Documents, no present or former director, executive officer, shareholder, partner, member, employee or Affiliate of any Contango Group Entity, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Contango Related Party”), is a party to any Contract with or binding upon any Contango Group Entity or any of their respective properties or assets or has any interest in any property owned by any Contango Group Entity or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Contango SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except as otherwise disclosed in the Contango SEC Documents, no Contango Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of any Contango Group Entity, or any organization which has a Contract with any Contango Group Entity.

Section 4.25    Certain Payments. No Contango Group Entity (or, to the knowledge of Contango, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.26    Regulatory Matters. Neither Contango Party is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. No Contango Group Entity owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (a) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (b) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.” No Contango Group Entity owns, controls or has under development any (a) refining capacity or (b) oil or gas transportation infrastructure (other than gathering facilities).

Section 4.27    Derivatives.

(a)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), all Commodity Derivative Instruments entered into by any Contango Group Entity or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Contango Group Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Commodity Derivative Instruments.

(b)    Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), the Contango Group Entities have duly performed in all respects all of their respective obligations under the Commodity Derivative Instruments to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Contango SEC Documents accurately summarize, in all material respects, the outstanding positions under any Commodity Derivative Instrument of the Contango Group Entities, including Hydrocarbon and financial positions under any Commodity Derivative Instrument of any Contango Group Entity attributable to the production and marketing of any Contango Group Entity, as of the dates reflected therein.

Section 4.28    Brokers. No broker, investment banker, financial advisor or other Person, other than Intrepid Partners, LLC, the fees and expenses of which will be paid by Contango, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Contango Group Entity.

Section 4.29    Opinion of Financial Advisor. Contango has received the opinion of Intrepid Partners, LLC, dated the Execution Date, to the effect that, as of such date, the Partnership Common Unit Exchange Ratio is fair, from a financial point of view, to Contango, a signed true and complete copy of which opinion has been or will promptly be provided to the Partnership.

Section 4.30    Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, THE CONTANGO PARTIES ARE NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE CAPITAL STOCK OF CONTANGO OR THE BUSINESS, ASSETS OR LIABILITIES OF ANY CONTANGO GROUP ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

Section 4.31    Effect of Mid-Con’s Knowledge. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE CONTANGO GROUP ENTITIES NOR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES SHALL HAVE ANY LIABILITY FOR ANY BREACH OF OR INACCURACY IN ANY REPRESENTATION OR WARRANTY MADE BY THE CONTANGO PARTIES IN THIS ARTICLE IV TO THE EXTENT THAT THE PARTNERSHIP HAD KNOWLEDGE AT OR BEFORE THE EXECUTION DATE OF THE FACTS AS A RESULT OF WHICH SUCH REPRESENTATION OR WARRANTY WAS BREACHED OR INACCURATE.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business.

(a)    Conduct of Business by the Mid-Con Parties. During the period from the Execution Date to the Effective Time, except as consented to in writing in advance by Contango or as otherwise specifically required by this Agreement, the Mid-Con Parties shall, and shall cause each of the Mid-Con Subsidiaries to, carry on their business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact their business organization, preserve their assets, rights and properties in good repair and condition, keep available the services of their current officers and consultants and preserve their goodwill and their relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with them. In addition to and without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, except (x) as set forth in Section 5.1(a) of the Mid-Con Disclosure Letter, (y) as specifically required by this Agreement or (z) as required by Law or situations wherein emergency action is taken in the face of a risk to life or a material risk to property, the environment and/or Oil and Gas Lease termination (provided, however, that the Partnership shall provide prompt written notice to Contango as to the occurrence of an event set forth in clause (z)), the Mid-Con Parties shall not, and shall not permit any of the Mid-Con Subsidiaries, without Contango’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions (1) by a wholly owned Subsidiary of the Partnership to its parent or (2) to the holders of the Partnership Common Units as required by the Partnership LPA, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of any Mid-Con Group Entity or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any unit appreciation rights, “phantom” unit rights, performance units, rights to receive capital stock of the Partnership on a deferred basis or other rights linked to the value of Partnership Common Units, including pursuant to Contracts as in effect on the Execution Date; provided, however, that the Partnership may issue Partnership Common Units upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the Execution Date convertible or exchangeable into Partnership Common Units (including upon the vesting of the Partnership Phantom Units outstanding as of the Execution Date), in each case in accordance with their existing terms;

(iii)    amend or otherwise change, or authorize or propose to amend or otherwise change, its Governing Documents;

(iv)    directly or indirectly acquire or agree to acquire by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof;

(v)    directly or indirectly sell, farmout, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, other than (A) sales of Hydrocarbons in the ordinary course of business consistent with past practice, (B) sales of assets to third parties for a cash purchase price that does not exceed $100,000 individually or $500,000 in the aggregate and (C) the sale of assets to Contango or one of its Subsidiaries pursuant to the Asset Purchase Agreement;

(vi)    adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)    (A) incur, create, assume or otherwise become liable for any Indebtedness, or amend, modify or refinance any Indebtedness other than Indebtedness incurred as a result of borrowings under the Mid-Con Credit Facility not to exceed $500,000 for purposes other than (1) expenses in connection with this Agreement, the Merger and the other transactions contemplated hereby or (2) the ordinary course of business, (B) repay or prepay any Indebtedness, other than Indebtedness under the Mid-Con Credit Facility, or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than any Mid-Con Group Entity;

(viii)    incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $100,000 and are not provided for in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Mid-Con Disclosure Letter;

(ix)    (A) cancel any material Indebtedness owed to any Mid-Con Group Entity, or (B) waive, release, grant or transfer any right of material value;

(x)    (A) modify, amend, terminate, cancel or extend any Mid-Con Material Contract or (B) enter into any Contract that if in effect on the Execution Date would be a Mid-Con Material Contract, except in the case of the foregoing clauses (A) and (B) with respect to a Mid-Con Material Contract that is not a Commodity Derivative Instrument, in the ordinary course of business;

(xi)    commence any Action (other than an Action as a result of an Action commenced against any Mid-Con Group Entity), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, any Mid-Con Group Entity;

(xii)    change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xiii)    settle or compromise any liability for material Taxes, change any method of accounting for Tax purposes, make, revoke or modify any Tax election, file any amended material Tax Return, enter into any closing agreement or other agreement with any Governmental Entity with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any material Tax liability, file any Tax Return other than on a basis consistent with past practice and as permitted by this Agreement, take any action outside the ordinary course of business or inconsistent with past practice that increases the Partnership’s liability for Taxes in a taxable period beginning after the Closing, or enter into any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(xiv)    change its fiscal year;

(xv)    (A) grant any current or former director, officer, employee or independent contractor any increase in compensation or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, retention, change in control, termination or similar pay, or provide for any modifications thereto or increases therein, (C) grant or amend any equity-based award (including in respect of unit options, unit appreciation rights, performance units, restricted units, phantom units or other unit-based or unit-related awards or the removal or modification of any restrictions in any Mid-Con Plan or awards made thereunder), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to waive the vesting requirements or accelerate the vesting, funding or payment of any compensation or benefit under any Mid-Con Plan or other Contract, (F) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Mid-Con Plan or (G) loan or advance any money or other property to any current or former director, officer, employee or independent contractor (other than routine advancement of business expenses in the ordinary course consistent with past practice);

(xvi)    hire or terminate (other than for cause) any employees;

(xvii)    fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Mid-Con Group Entities as currently in effect;

(xviii)    renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of any Mid-Con Group Entities;

(xix)    enter into any new line of business outside of its existing business;

(xx)    take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(xxi)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)    Conduct of Business by the Contango Parties. During the period from the Execution Date to the Effective Time, except as consented to in writing in advance by the Partnership or as otherwise specifically required by this Agreement, the Contango Parties shall, and shall cause each of the Contango Subsidiaries to, carry on their business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact their business organization, preserve their assets, rights and properties in good repair and condition, keep available the services of their current officers, employees and consultants and preserve their goodwill and their relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with them. In addition to and without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, except (x) as set forth in Section 5.1(b) of the Contango Disclosure Letter, (y) as specifically required by this Agreement or (z) as required by Law or situations wherein emergency action is taken in the face of a risk to life or a material risk to property, the environment and/or Oil and Gas Lease termination (provided, however, that Contango shall provide prompt written notice to the Partnership as to the occurrence of an event set forth in clause (z)), the Contango Parties shall not, and shall not permit any of the Contango Subsidiaries, without the Partnership’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions by a wholly owned Subsidiary of Contango to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of any Contango Group Entity or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive capital stock of Contango on a deferred basis or other rights linked to the value of Contango Common Stock, including pursuant to Contracts as in effect on the Execution Date; provided, however, that Contango may issue shares of Contango Common Stock upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the Execution Date convertible or exchangeable into shares of Contango Common Stock (including Contango Options and Contango Stock-Based Awards outstanding as of the Execution Date), in each case in accordance with their existing terms;

(iii)    amend or otherwise change, or authorize or propose to amend or otherwise change, its Governing Documents;

(iv)    adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(v)    enter into any new line of business outside of its existing business;

(vi)    take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(vii)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2    No Solicitation by the Mid-Con Parties; Recommendation of the Merger.

(a)    From the Execution Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Mid-Con Parties shall not, shall cause the other Mid-Con Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Mid-Con Group Entities to not, and shall use their reasonable best efforts to ensure that the other Representatives of the Mid-Con Group Entities do not, in each case, directly or indirectly, (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Mid-Con Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Mid-Con Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Mid-Con Acquisition Proposal, (iii) notify any Person or Group (as defined in the Partnership LPA) under the second proviso in the definition of “Outstanding” in the Partnership LPA that the limitations in such definition shall not apply or (iv) resolve, agree or propose to do any of the foregoing. The Mid-Con Parties shall, shall cause the other Mid-Con Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Mid-Con Group Entities to, and shall use their reasonable best efforts to ensure that the other Representatives of the Mid-Con Group Entities, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, however, that the Partnership shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the GP Conflicts Committee has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Mid-Con Acquisition Proposal to the GP Conflicts Committee in compliance with this Section 5.2 and (II) would constitute a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders). Notwithstanding the foregoing, if at any time following the Execution Date and prior to obtaining the Partnership Unitholder Approval, (1) the Partnership receives a written Mid-Con Acquisition Proposal that the GP Conflicts Committee believes in good faith to be bona fide, (2) such Mid-Con Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the GP Conflicts Committee determines in good faith (after consultation with outside counsel and its financial advisor) that such Mid-Con Acquisition Proposal constitutes or is reasonably likely to lead to a Mid-Con Designated Proposal, and (4) the GP Conflicts Committee determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders, then the Partnership may (x) furnish information with respect to the Mid-Con Group Entities to the Person making such Mid-Con Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Mid-Con Parties than, those set forth in the Confidentiality Agreement (excluding any standstill agreement contained therein) (an “Acceptable Mid-Con Confidentiality Agreement”); provided, however, that (I) the Partnership shall provide Contango with a non-redacted copy of each confidentiality agreement any Mid-Con Group Entity has executed in accordance with this Section 5.2 and (II) any non-public information provided to any such Person shall have been previously provided to Contango or shall be provided to Contango prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Mid-Con Acquisition Proposal regarding such Mid-Con Acquisition Proposal.

(b)    Neither the General Partner Board nor any committee thereof (including the GP Conflicts Committee) shall:

(i)    (A) withdraw (or modify or qualify in any manner adverse to the Contango Parties) the recommendation by the General Partner Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) recommend the approval by the unitholders of the Partnership of any Mid-Con Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as a “Mid-Con Adverse Recommendation Change”); or

(ii)    cause or permit the Mid-Con Parties or any Mid-Con Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Mid-Con Confidentiality Agreement (each, a “Mid-Con Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Mid-Con Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Partnership Unitholder Approval, the GP Conflicts Committee may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders, taking into account all adjustments to the terms of this Agreement that may be offered by the Contango Parties pursuant to this Section 5.2, make a Mid-Con Adverse Recommendation Change in response to either (x) a Mid-Con Designated Proposal or (y) a Mid-Con Intervening Event; provided, however, that the GP Conflicts Committee may not make a Mid-Con Adverse Recommendation Change in response to a Mid-Con Designated Proposal unless:

(A)    the Partnership notifies Contango in writing at least four Business Days before taking that action of its intention to do so (the four Business Day period commencing on the date of such notice, the “Mid-Con Designated Proposal Negotiation Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Mid-Con Designated Proposal, and contemporaneously furnishes a copy (if any) of the proposed Mid-Con Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Mid-Con Designated Proposal shall require a new written notice by the Partnership and the Mid-Con Designated Proposal Negotiation Period shall be extended for an additional three Business Days from the date of Contango’s receipt of notice of such amendment); and

(B)    if Contango makes a proposal during the Mid-Con Designated Proposal Negotiation Period to adjust the terms and conditions of this Agreement, the GP Conflicts Committee, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Contango, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Mid-Con Designated Proposal continues to be a Mid-Con Designated Proposal and that the failure to make a Mid-Con Adverse Recommendation Change would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders;

provided further that the GP Conflicts Committee may not make a Mid-Con Adverse Recommendation Change in response to a Mid-Con Intervening Event unless:

(1)    the Partnership provides Contango with written information describing such Mid-Con Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2)    the Partnership keeps Contango reasonably informed of developments with respect to such Mid-Con Intervening Event;

(3)    the Partnership notifies Contango in writing at least four Business Days before making a Mid-Con Adverse Recommendation Change with respect to such Mid-Con Intervening Event of its intention to do so and specifies the reasons therefor (the four Business Day period commencing on the date of such notice, the “Mid-Con Intervening Event Negotiation Period”); and

(4)    if Contango makes a proposal during such the Mid-Con Intervening Event Negotiation Period to adjust the terms and conditions of this Agreement, the GP Conflicts Committee, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Contango, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Mid-Con Adverse Recommendation Change would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders.

During the Mid-Con Designated Proposal Negotiation Period or Mid-Con Intervening Event Negotiation Period, as applicable, the Mid-Con Parties shall, and shall cause their financial and legal advisors to, negotiate with Contango in good faith (to the extent Contango seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Contango.

(c)    In addition to the obligations of the Partnership set forth in Section 5.2(a) and Section 5.2(b), the Partnership promptly (and in any event within 24 hours of receipt) shall advise Contango in writing in the event any Mid-Con Group Entity or any of their Representatives receives (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Mid-Con Acquisition Proposal or (ii) any proposal or offer that is or is reasonably likely to lead to a Mid-Con Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such inquiry, request, proposal or offer, the identity of the Person making any such inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Partnership shall keep Contango informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Mid-Con Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Partnership shall promptly (and in any event within 24 hours) notify Contango orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Mid-Con Acquisition Proposal pursuant to Section 5.2(a) or Section 5.2(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Partnership shall provide Contango with at least 24 hours prior notice (or such shorter notice as may be provided to the GP Conflicts Committee) of a meeting of the GP Conflicts Committee at which the GP Conflicts Committee is reasonably expected to consider a Mid-Con Acquisition Proposal.

(d)    The Mid-Con Parties shall not, and shall cause the Mid-Con Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the Execution Date that would restrict any Mid-Con Party’s ability to comply with any of the terms of this Section 5.2, and the Partnership represents that neither any Mid-Con Party nor any of the Mid-Con Subsidiaries is a party to any such agreement.

(e)    Nothing contained in Section 5.2(a) shall prohibit the Partnership from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Mid-Con Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the General Partner Board, after receiving a recommendation to that effect from the GP Conflicts Committee, expressly reaffirms its recommendation to the Partnership’s unitholders in favor of the approval of this Agreement and the Merger in such disclosure and expressly rejects any applicable Mid-Con Acquisition Proposal.

(f)    The parties hereto agree that the provisions of paragraph 2 of the Confidentiality Agreement relating to prohibiting disclosure to any Person that discussions with respect to the Proposed Transaction (as defined in the Confidentiality Agreement) are taking place, or other facts with respect to such discussions, including the status thereof, shall be suspended, effective immediately, and will remain suspended unless and until this Agreement is terminated in accordance with its terms, at which time such provisions will be reinstated with full force and effect in accordance with the Confidentiality Agreement.

(g)    For purposes of this Agreement:

(i)    “Mid-Con Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Mid-Con Group Entities that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Partnership’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Mid-Con Group Entities, taken as a whole, immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of any Mid-Con Group Entity or any resulting parent company of any Mid-Con Group Entity, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii)    “Mid-Con Designated Proposal” means any unsolicited bona fide binding written Mid-Con Acquisition Proposal that the GP Conflicts Committee determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is (A) more favorable to the unitholders of the Partnership from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Contango in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Mid-Con Designated Proposal,” references in the term “Mid-Con Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii)    “Mid-Con Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the GP Conflicts Committee prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the GP Conflicts Committee prior to the receipt of the Partnership Unitholder Approval that does not relate to (A) a Mid-Con Acquisition Proposal, (B) any Contango Group Entity (including any Contango Material Adverse Effect), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of Contango Common Stock or Partnership Common Units; provided, however, that in no event shall the following events or circumstances constitute a Mid-Con Intervening Event: (i) the receipt, existence or terms of a Mid-Con Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the oil and gas exploration, development and production industries generally (including any change in the price of Hydrocarbons or industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Mid-Con Group Entities, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

Section 5.3    No Solicitation by the Contango Parties; Recommendation of the Merger.

(a)    From the Execution Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Contango Parties shall not, shall cause the other Contango Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Contango Group Entities to not, and shall use their reasonable best efforts to ensure that the other Representatives of the Contango Group Entities do not, in each case, directly or indirectly, (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Contango Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Contango Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Contango Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Contango Parties shall, shall cause the other Contango Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Contango Group Entities to, and shall use their reasonable best efforts to ensure that the other Representatives of the Contango Group Entities, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, however, that Contango shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Contango Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Contango Acquisition Proposal to the Contango Board in compliance with this Section 5.3 and (II) would constitute a breach of its fiduciary duties to the shareholders of Contango under applicable Law). Notwithstanding the foregoing, if at any time following the Execution Date and prior to obtaining the Contango Shareholder Approval, (1) Contango receives a written Contango Acquisition Proposal that the Contango Board believes in good faith to be bona fide, (2) such Contango Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.3, (3) the Contango Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Contango Acquisition Proposal constitutes or is reasonably likely to lead to a Contango Designated Proposal, and (4) the Contango Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its fiduciary duties to the shareholders of Contango under applicable Law, then Contango may (x) furnish information with respect to the Contango Group Entities to the Person making such Contango Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Contango Parties than, those set forth in the Confidentiality Agreement (excluding any standstill agreement contained therein) (an “Acceptable Contango Confidentiality Agreement”); provided, however, that (I) Contango shall provide the Partnership with a non-redacted copy of each confidentiality agreement any Contango Group Entity has executed in accordance with this Section 5.3 and (II) any non-public information provided to any such Person shall have been previously provided to the Partnership or shall be provided to the Partnership prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Contango Acquisition Proposal regarding such Contango Acquisition Proposal.

(b)    Neither the Contango Board nor any committee thereof shall:

(i)    (A) withdraw (or modify or qualify in any manner adverse to the Mid-Con Parties) the recommendation or declaration of advisability by the Contango Board or any such committee of this Agreement or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the shareholders of Contango of any Contango Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(b)(i) being referred to herein as a “Contango Adverse Recommendation Change”); or

(ii)    cause or permit the Contango Parties or any Contango Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Contango Confidentiality Agreement (each, a “Contango Alternative Acquisition Agreement”), in each case constituting or related to, or that is intended to or is reasonably likely to lead to, any Contango Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Contango Shareholder Approval, the Contango Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Partnership pursuant to this Section 5.3, make a Contango Adverse Recommendation Change in response to either (x) a Contango Designated Proposal or (y) a Contango Intervening Event; provided, however, that the Contango Board may not make a Contango Adverse Recommendation Change in response to a Contango Designated Proposal unless:

(A)    Contango notifies the Partnership in writing at least four Business Days before taking that action of its intention to do so (the four Business Day period commencing on the date of such notice, the “Contango Designated Proposal Negotiation Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Contango Designated Proposal, and contemporaneously furnishes a copy (if any) of the proposed Contango Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Contango Designated Proposal shall require a new written notice by Contango and the Contango Designated Proposal Negotiation Period shall be extended for an additional three Business Days from the date of the Partnership’s receipt of notice of such amendment); and

(B)    if the Partnership makes a proposal during Contango Designated Proposal Negotiation Period to adjust the terms and conditions of this Agreement, the Contango Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Partnership, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Contango Designated Proposal continues to be a Contango Designated Proposal and that the failure to make a Contango Adverse Recommendation Change would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law;

provided further that the Contango Board may not make a Contango Adverse Recommendation Change in response to a Contango Intervening Event unless:

(1)    Contango provides the Partnership with written information describing such Contango Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2)    Contango keeps the Partnership reasonably informed of developments with respect to such Contango Intervening Event;

(3)    Contango notifies the Partnership in writing at least four Business Days before making a Contango Adverse Recommendation Change with respect to such Contango Intervening Event of its intention to do so and specifies the reasons therefor (the four Business Day period commencing on the date of such notice, the “Contango Intervening Event Negotiation Period”); and

(4)    if the Partnership makes a proposal during the Contango Intervening Event Negotiation Period to adjust the terms and conditions of this Agreement, the Contango Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Partnership, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Contango Adverse Recommendation Change would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law.

During the Contango Designated Proposal Negotiation Period or the Contango Intervening Event Negotiation Period, as applicable, Contango shall, and shall cause its financial and legal advisors to, negotiate with the Partnership in good faith (to the extent the Partnership seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Partnership.

(c)    In addition to the obligations of Contango set forth in Section 5.3(a) and Section 5.3(b), Contango promptly (and in any event within 24 hours of receipt) shall advise the Partnership in writing in the event any Contango Group Entity or any of their Representatives receives (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Contango Acquisition Proposal or (ii) any proposal or offer that is or is reasonably likely to lead to a Contango Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such inquiry, request, proposal or offer, the identity of the Person making any such inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Contango shall keep the Partnership informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Contango Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Contango shall promptly (and in any event within 24 hours) notify the Partnership orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Contango Acquisition Proposal pursuant to Section 5.3(a) or Section 5.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Contango shall provide the Partnership with at least 24 hours prior notice (or such shorter notice as may be provided to the Contango Board) of a meeting of the Contango Board at which the Contango Board is reasonably expected to consider a Contango Acquisition Proposal.

(d)    The Contango Parties shall not, and shall cause the Contango Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the Execution Date that would restrict either Contango Party’s ability to comply with any of the terms of this Section 5.3, and Contango represents that none of the Contango Parties nor any of the Contango Subsidiaries is a party to any such agreement.

(e)    Nothing contained in Section 5.3(a) shall prohibit Contango from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Contango Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Contango Board expressly reaffirms its recommendation to Contango’s shareholders in favor of the approval of the Contango Stock Issuance in such disclosure and expressly rejects any applicable Contango Acquisition Proposal.

(f)    For purposes of this Agreement:

(i)    “Contango Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Contango Group Entities that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Contango’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Contango Group Entities, taken as a whole, immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of any Contango Group Entity or any resulting parent company of any Contango Group Entity, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii)    “Contango Designated Proposal” means any unsolicited bona fide binding written Contango Acquisition Proposal that the Contango Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is (A) more favorable to the shareholders of Contango from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Contango in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Contango Designated Proposal,” references in the term “Contango Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii)    “Contango Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Contango Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Contango Board prior to the receipt of the Contango Shareholder Approval that does not relate to (A) a Contango Acquisition Proposal, (B) any Mid-Con Group Entity (including any Mid-Con Material Adverse Effect), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of Contango Common Stock or Partnership Common Units; provided, however, that in no event shall the following events or circumstances constitute a Contango Intervening Event: (i) the receipt, existence or terms of a Contango Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the oil and gas exploration, development and production industries generally (including any change in the price of Hydrocarbons or industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Contango Group Entities, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

Section 5.4    Preparation of Registration Statement and Consent Statement/Proxy Statement/Prospectus; Contango Special Shareholders Meeting.

(a)    As promptly as practicable following the Execution Date, (i) the Partnership and Contango shall prepare and file with the SEC the Consent Statement/Proxy Statement/Prospectus to be sent to (A) the unitholders of the Partnership in connection with the Mid-Con Written Consent and (B) the shareholders of Contango relating to the special meeting of Contango’s shareholders (the “Contango Special Shareholders Meeting”) to be held to consider the approval of the Contango Stock Issuance or, if elected by Contango in accordance with Section 5.4(c), in connection with the Contango Written Consent and (ii) Contango shall prepare (with the Partnership’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Contango Common Stock to be issued in the Merger. Each of the Partnership and Contango shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Contango shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Contango Common Stock in the Merger and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units as may be reasonably requested in connection with any such action. The Partnership shall use reasonable best efforts to cause the Consent Statement/Proxy Statement/Prospectus to be mailed to the Partnership’s unitholders, and Contango shall use reasonable best efforts to cause the Consent Statement/Proxy Statement/Prospectus to be mailed to Contango’s shareholders, in each case, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement or the Consent Statement/Prospectus will be made by Contango or the Partnership, as applicable, without providing the other a reasonable opportunity to review and comment thereon. Contango or the Partnership, as applicable, will advise the others promptly after it receives oral or written notice thereof, of the time when the Registration Statement has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Contango Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Consent Statement/Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time any information relating to the Mid-Con Parties or the Contango Parties, or any of their respective Affiliates, officers or directors, should be discovered by the Partnership or Contango that should be set forth in an amendment or supplement to any of the Registration Statement or the Consent Statement/Proxy Statement/Prospectus, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to the unitholders of the Partnership and the shareholders of Contango; provided, however, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b)    As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Partnership shall distribute to the Partnership’s unitholders the Consent Statement/Proxy Statement/Prospectus, which shall include a form of consent that may be executed by holders of Partnership Common Units in connection with the Mid-Con Written Consent. Except in the case of a Mid-Con Adverse Recommendation Change permitted by Section 5.2(b), the Partnership, through the General Partner Board in accordance with the recommendation from the GP Conflicts Committee, shall (i) recommend to its unitholders that they approve this Agreement and the transactions contemplated hereby, including the Merger, (ii) include such recommendation in the Consent Statement/Proxy Statement/Prospectus and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by Contango. Without limiting the generality of the foregoing, the Partnership agrees that (x) except in the event of a Mid-Con Adverse Recommendation Change permitted by Section 5.2(b), the Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval pursuant to the Mid-Con Written Consent and (y) its obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Partnership or any other Person of any Mid-Con Acquisition Proposal or the occurrence of any Mid-Con Adverse Recommendation Change.

(c)    Contango may, in its sole and absolute discretion, seek to obtain the Contango Shareholder Approval at the Contango Special Shareholders Meeting or by the Contango Written Consent in accordance with this Section 5.4(c). As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Contango shall:

(i)    if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting, establish a record date for, duly call, give notice of, convene and hold the Contango Special Shareholders Meeting solely for the purpose of obtaining the Contango Shareholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Contango may postpone or adjourn such Contango Special Shareholders Meeting solely (i) with the consent of the Partnership; (ii) (A) due to the absence of a quorum or (B) if Contango has not received proxies representing a sufficient number of shares of Contango Common Stock for the Contango Shareholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Contango Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Contango’s shareholders prior to such Contango Special Shareholders Meeting; provided, however, that Contango may not postpone or adjourn such Contango Special Shareholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.4(c). Notwithstanding the foregoing, Contango shall, at the request of the Partnership, to the extent permitted by Law, adjourn such Contango Special Shareholders Meeting to a date specified by GP Conflicts Committee for the absence of a quorum or if Contango has not received proxies representing a sufficient number of votes for the Contango Shareholder Approval; provided, however, that Contango shall not be required to adjourn such Contango Special Shareholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten Business Days; or

(ii)    if the Contango Shareholder Approval is to be sought by the Contango Written Consent, distribute to Contango’s stockholders the Consent Statement/Proxy Statement/Prospectus, which shall include a form of consent that may be executed by holders of Contango Common Stock in connection with the Contango Written Consent.

Except in the case of a Contango Adverse Recommendation Change permitted by Section 5.3(b), Contango, through the Contango Board, shall (i) recommend to its shareholders that they approve the Contango Stock Issuance, (ii) include such recommendation in the Consent Statement/Proxy Statement/Prospectus and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by the General Partner Board or the GP Conflicts Committee. Without limiting the generality of the foregoing, Contango agrees that (x) except in the event of a Contango Adverse Recommendation Change permitted by Section 5.3(b), Contango shall use its reasonable best efforts to obtain the Contango Shareholder Approval and (y) its obligations pursuant to this Section 5.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Contango or any other Person of any Contango Acquisition Proposal or the occurrence of any Contango Adverse Recommendation Change.

Section 5.5     Access to Information; Confidentiality. Each of the Mid-Con Parties and the Contango Parties shall, and shall cause each of their Subsidiaries to, afford to each other and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, each of the Mid-Con Parties and the Contango Parties shall, and shall cause each of their Subsidiaries to, furnish promptly to the other party: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as may be reasonably requested (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require either party to disclose any information to the extent such disclosure would contravene applicable Law. All such information shall be held confidential in accordance with the terms of the Confidentiality and Non-Disclosure Agreement, between Contango and the Partnership, dated as of July 30, 2020 (the “Confidentiality Agreement”), which shall remain in effect notwithstanding Section 8(iii) thereof. No investigation pursuant to this Section 5.5 or information provided, made available or delivered to any party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6     Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable (and in any event no later than the Outside Date), the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Mid-Con Material Contract or Contango Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that no Mid-Con Group Entity or Contango Group Entity shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Contango (with respect to actions taken by the Mid-Con Group Entities) or the Partnership (with respect to actions taken by the Contango Group Entities). Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each party shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to the other parties, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each party shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, each party shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by each party, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby. With respect to any information shared by the parties pursuant to this Section 5.6 that is protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege, the parties shall take reasonable efforts to share such information in a manner so as to preserve the applicable privilege.

Section 5.7    Takeover Laws. The Mid-Con Parties, the General Partner Board, the Contango Parties and the Contango Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.8    Notification of Certain MattersSection 5.9 . The Partnership and Contango shall promptly notify each other of (a) any notice or other communication received by any Mid-Con Party or Contango Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.9    Indemnification, Exculpation and Insurance.

(a)    For purposes of this Section 5.9, (i) “GP D&O Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Partnership, the General Partner or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, manager, employee, member, trustee or fiduciary of another corporation, company, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership, the General Partner or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b)    From and after the Effective Time, to the fullest extent that the Partnership, the General Partner or any applicable Subsidiary thereof would be permitted to indemnify a GP D&O Indemnified Person, the General Partner and Surviving Entity, jointly and severally, shall, and Contango shall cause the General Partner and Surviving Entity to, honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the respective governing instruments of the General Partner, the Partnership and any Subsidiary of the Partnership or the General Partner as of the date hereof and ensure that the respective Governing Documents of the General Partner and Surviving Entity, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of the Partnership, the General Partner and their respective Subsidiaries than are set forth in the comparable governing instruments of the General Partner and the Partnership. Any right of indemnification of a GP D&O Indemnified Person pursuant to this Section 5.9(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such GP D&O Indemnified Person as provided herein.

(c)    The Partnership, the General Partner or its controlling Affiliate shall, prior to the Closing Date, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such GP D&O Indemnified Persons in their capacity as such; provided, however, that the cost of such “tail policy” shall in no event exceed the Maximum Amount. The “Maximum Amount” shall be an amount per year equal to 300% of current annual premiums allocated to the Partnership or the General Partner and set forth in Section 5.9(c) of the Mid-Con Disclosure Letter for the current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Closing Date with respect to the GP D&O Indemnified Persons.

(d)    The rights of any GP D&O Indemnified Person under this Section 5.9 shall be in addition to any other rights such GP D&O Indemnified Person may have under the Governing Documents of the Partnership, the General Partner, Surviving Entity, Contango, the DRULPA or the DLLCA. The provisions of this Section 5.9 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the GP D&O Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If Surviving Entity, the General Partner or Contango, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Surviving Entity, the General Partner or Contango, as the case may be, shall assume the obligations of Surviving Entity, the General Partner and Contango set forth in this Section 5.9.

Section 5.10    Stock Exchange Listing. Contango shall use its reasonable best efforts to cause the shares of Contango Common Stock to be issued in the Merger and such other shares of Contango Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the NYSE American, subject to official notice of issuance, prior to the Effective Time.

Section 5.11    Stockholder Litigation. The Partnership shall give Contango the opportunity to participate in the defense and settlement of any unitholder litigation against the Mid-Con Parties and/or their officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. No Mid-Con Party shall enter into any settlement agreement in respect of any unitholder litigation against any Mid-Con Party and/or their directors or officers relating to the Merger or any of the other transactions contemplated hereby without Contango’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). No Contango Party shall enter into any settlement agreement in respect of any stockholder litigation against any Contango Party and/or their directors or officers relating to the Merger or any of the other transactions contemplated hereby without the Partnership’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12    Certain Tax Matters.

(a)    For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat the Merger (i) with respect to the holders of Partnership Common Units, as a taxable sale of such Partnership Common Units to Contango and (ii) with respect to Contango, as a purchase of Partnership Common Units from the holders of such units. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Tax authority.

(b)    The Mid-Con Group Entities shall not file any Tax Return for a taxable period that includes the Closing Date, including the final partnership Tax Return for the Partnership, without the consent of the Contango Group Entities, not to be unreasonably withheld.

(c)    Contango shall not, and shall not cause or permit any of its affiliates (including the Surviving Entity after the Closing) to (i) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) with respect to Mid-Con Group Entities that has retroactive effect to any taxable period (or portion thereof) ending on or before the Closing Date or (ii) amend or cause to be amended any Tax Return of a Mid-Con Group Entity for a taxable period (or portion thereof) ending on or before the Closing Date, except as required by applicable Law.

(d)    The parties agree and acknowledge that the Mid-Con Group Entities shall be entitled to take any deduction for U.S. federal and applicable state and local income tax purposes attributable to (i) any payment to any service provider of the Mid-Con Group Entities that occurs, and is attributable to services performed, at or before the Closing, and (ii) any Mid-Con Group Entities transaction expenses and benefits payouts.

(e)    Any and all amounts treated as consideration (for U.S. federal income tax purposes) shall be allocated among (i) the assets of the Partnership and any of its Subsidiaries that are treated as entities disregarded as separate from the Partnership for U.S. federal income tax purposes and (ii) the stock or other equity interests held by the Partnership with respect to any of its Subsidiaries not described in clause (i) above, in each case, in accordance with Section 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder to the extent applicable (and any similar provision of state or local Law, as appropriate).

Section 5.13    Public Announcements. The Contango Parties, on the one hand, and the Mid-Con Parties, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case such party will, to the extent reasonably practicable, promptly inform the other parties hereto in writing in advance of such disclosure. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Contango and the Partnership in a form that is mutually agreed.

Section 5.14    Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Partnership Units or acquisitions of Contango Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Required Approvals. Each of the Partnership Unitholder Approval and the Contango Shareholder Approval shall have been obtained.

(b)    No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(c)    NYSE American Listing. The shares of Contango Common Stock issuable to the unitholders of the Partnership as provided for in Article II shall have been approved for listing on the NYSE American, subject to official notice of issuance.

(d)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

Section 6.2    Conditions to the Obligations of the Contango Parties. The obligation of the Contango Parties to effect the Merger is also subject to the satisfaction, or waiver by Contango, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Mid-Con Parties set forth in Section 3.1, Section 3.2, Section 3.4, Section 3.5(a)(i), Section 3.9(b), Section 3.23, Section 3.28 and Section 3.29 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and (ii) each of the remaining representations and warranties of the Mid-Con Parties set forth in this Agreement shall be true and correct (disregarding any materiality or Mid-Con Material Adverse Effect qualifications set forth therein) as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of the foregoing clause (ii) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Mid-Con Material Adverse Effect.

(b)    Performance of Obligations of the Mid-Con Parties. The Mid-Con Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. Contango shall have received a certificate signed by an executive officer of the General Partner certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) have been satisfied.

(d)    Absence of Mid-Con Material Adverse Effect. Since the Execution Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, has had or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 6.3    Conditions to the Obligations of the Mid-Con Parties. The obligation of the Mid-Con Parties to effect the Merger is also subject to the satisfaction, or waiver by the Partnership, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Contango Parties set forth in Section 4.1, Section 4.2, Section 4.4, Section 4.5(a)(i), Section 4.9(b), Section 4.23, Section 4.28 and Section 4.29 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and (ii) each of the remaining representations and warranties of the Contango Parties set forth in this Agreement shall be true and correct (disregarding any materiality or Contango Material Adverse Effect qualifications set forth therein) as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of the foregoing clause (ii) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Contango Material Adverse Effect.

(b)    Performance of Obligations of the Contango Parties. The Contango Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. The Partnership shall have received a certificate signed by an executive officer of Contango certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied.

(d)    Absence of Contango Material Adverse Effect. Since the Execution Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, has had or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

Section 6.4    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Partnership Unitholder Approval or the Contango Shareholder Approval has been obtained (with any termination by Contango also being an effective termination by each other Contango Party and with any termination by the Partnership also being an effective termination by the General Partner):

(a)    by mutual written consent of Contango and the Partnership;

(b)    by either Contango or the Partnership:

(i)    if the Merger shall not have been consummated on or before the date that is the 180th day after the Execution Date (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6; or

(iii)    if the Contango Shareholder Approval shall not have been obtained at the Contango Special Shareholders Meeting duly convened therefor in accordance with Section 5.4(c)(i) or at any adjournment or postponement thereof at which a vote on the approval of the Contango Stock Issuance was taken; provided, however, that Contango shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain such Contango Shareholder Approval is proximately caused by any action or failure to act of any Contango Party that constitutes a breach of this Agreement;

(c)    by Contango:

(i)    if any Mid-Con Party shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of any Mid-Con Party shall have become untrue, which breach or failure to perform or to be true, either, individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after Contango’s delivery of written notice to the Partnership of such breach or failure; provided, however, that Contango shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if any Contango Party is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied; or

(ii)    if (A) a Mid-Con Adverse Recommendation Change shall have occurred, (B) the General Partner Board (or any committee thereof), within ten Business Days of a tender or exchange offer relating to securities of the Partnership having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (C) the General Partner Board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of this Agreement and the Merger within ten Business Days after the date any Mid-Con Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Partnership’s unitholders upon a request to do so by Contango, (D) the Partnership shall have breached or failed to perform any of its obligations set forth in Section 5.2 or Section 5.4(b) (in each case, excluding any such breaches that do not adversely affect the

Contango Parties or the transactions contemplated hereby in any material respect), or (E) the Partnership or the General Partner Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions;

(d)    by the Partnership:

(i)    if any Contango Party shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of any Contango Party shall have become untrue, which breach or failure to perform or to be true, either, individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the Partnership’s delivery of written notice to Contango of such breach or failure; provided, however, that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if any Mid-Con Party is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied; or

(ii)    if (A) a Contango Adverse Recommendation Change shall have occurred, (B) the Contango Board (or any committee thereof), within ten Business Days of a tender or exchange offer relating to securities of Contango having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (C) the Contango Board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the Contango Stock Issuance within ten Business Days after the date any Contango Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Contango’s shareholders upon a request to do so by the Partnership, (D) Contango shall have breached or failed to perform any of its obligations set forth in Section 5.3 or Section 5.4(c) (in each case, excluding any such breaches that do not adversely affect the Mid-Con Parties or the transactions contemplated hereby in any material respect), or (E) Contango or the Contango Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2    Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any party hereto, provided, however, that:

(a)    the Confidentiality Agreement (as amended hereby) and the provisions of Section 3.28 and Section 4.28 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b)    the Partnership or Contango may have liability as provided in Section 7.3; and

(c)    no such termination shall relieve any party from any liability or damages resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Consent Statement/Proxy Statement/Prospectus, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Contango and the Partnership.

(b)    Partnership Fees.

(i)    In the event that:

(A)    (1) a Mid-Con Acquisition Proposal (whether or not conditional) or intention to make a Mid-Con Acquisition Proposal (whether or not conditional) is publicly made directly to the Partnership’s unitholders or is otherwise publicly disclosed, (2) this Agreement is terminated by Contango or the Partnership pursuant to Section 7.1(b)(i) or by Contango pursuant to Section 7.1(c)(i), and (3) within 12 months after the date of such termination, the Partnership enters into a written definitive agreement for a Mid-Con Acquisition Proposal made by the Person that proposed such pre-termination Mid-Con Acquisition Proposal (or an Affiliate thereof), or recommends or submits such Mid-Con Acquisition Proposal to its unitholders for adoption, or a transaction in respect of such Mid-Con Acquisition Proposal is consummated (provided, however, that for purposes of this clause (3), each reference to “20%” in the definition of “Mid-Con Acquisition Proposal” shall be deemed to be a reference to “50%”); or

(B)    this Agreement is terminated by Contango pursuant to Section 7.1(c)(ii);

then, in any such event, the Partnership shall (I) pay to Contango a fee of $1,500,000 (the “Mid-Con Termination Fee”) and (II) reimburse Contango and its Affiliates for (x) all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants to Contango and its Affiliates) incurred by Contango and Michael Merger Sub, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Contango Expenses”), up to a maximum amount of $1,500,000 and (y) in the event of a termination by Contango pursuant to Section 7.1(c), all amounts previously reimbursed by Contango to the Partnership pursuant to Section 7.3(c)(iii) (the “Contango Reimbursement Amount” and, together with the Mid-Con Termination Fee and the Contango Expenses, the “Mid-Con Termination Amount”), it being understood that in no event shall the Partnership be required to pay the Mid-Con Termination Amount on more than one occasion (although the Mid-Con Termination Fee and the Contango Expenses may be paid at different times in accordance with Section 7.3(b)(ii)); provided, however, that the payment by the Partnership of the Mid-Con Termination Amount pursuant to this Section 7.3 shall not relieve the Mid-Con Parties from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud.

(ii)    Payment of the Mid-Con Termination Fee and the Contango Reimbursement Amount shall be made by wire transfer of same-day funds to the accounts designated by Contango, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the unitholders of, or consummation of, any transaction contemplated by a Mid-Con Acquisition Proposal, as applicable, in the case of a Mid-Con Termination Fee payable pursuant to Section 7.3(b)(i)(A) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Mid-Con Termination Fee payable pursuant to Section 7.3(b)(i)(B). Payment of the Contango Expenses shall be made by wire transfer of same-day funds to the accounts designated by Contango within three Business Days after the Partnership’s having been notified of the amounts thereof by Contango.

(iii)    The Partnership acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Contango Parties would not enter into this Agreement. Accordingly, if the Partnership fails promptly to pay any amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Contango commences a suit that results in a judgment against the Partnership for the amounts set forth in this Section 7.3(b), the Partnership shall pay to Contango its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3(b) from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(c)    Contango Fees.

(i)    In the event that:

(A)    (1) a Contango Acquisition Proposal (whether or not conditional) or intention to make a Contango Acquisition Proposal (whether or not conditional) is publicly made directly to Contango’s shareholders or is otherwise publicly disclosed, (2) this Agreement is terminated by Contango or the Partnership pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by the Partnership pursuant to

Section 7.1(d)(i), and (3) within 12 months after the date of such termination, Contango enters into a written definitive agreement for a Contango Acquisition Proposal made by the Person that proposed such pre-termination Contango Acquisition Proposal (or an Affiliate thereof), or recommends or submits such Contango Acquisition Proposal to its shareholders for approval, or a transaction in respect of such Contango Acquisition Proposal is consummated (provided, however, that for purposes of this clause (3), each reference to “20%” in the definition of “Contango Acquisition Proposal” shall be deemed to be a reference to “50%”); or

(B)    this Agreement is terminated (x) by the Partnership pursuant to Section 7.1(d)(ii) or (y) by Contango pursuant to Section 7.1(b)(iii) at a time at which the Partnership would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii);

then, in any such event, Contango shall (I) pay to the Partnership the Contango Termination Fee, as determined in accordance with Section 7.3(c)(ii), and (II) reimburse the Partnership and its Affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants to the Partnership and its Affiliates) incurred by the Partnership or the General Partner, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Mid-Con Expenses”), up to a maximum amount of the Total Mid-Con Expenses Pool, less any amounts previously reimbursed by Contango pursuant to the second sentence of Section 7.3(c)(iii) (collectively with the Contango Termination Fee, the “Contango Termination Amount”), it being understood that in no event shall Contango be required to pay the Contango Termination Amount on more than one occasion (although the Contango Termination Fee and the Mid-Con Expenses may be paid at different times in accordance with Section 7.3(c)(iv)); provided, however, that the payment by Contango of the Contango Termination Amount pursuant to this Section 7.3 shall not relieve the Contango Parties from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud.

(ii)    The “Contango Termination Fee” shall be an amount of cash equal to the lesser of (i) $1,500,000 (the “Contango Base Amount”) and (ii) the maximum amount, if any, that can be paid to the Partnership without causing the Partnership to fail the gross income requirement in Section 7704(c)(2) of the Code, treating the Contango Termination fee as non-qualifying income and after taking into consideration all other sources of non-qualifying income (such maximum amount, the “Non-Qualifying Income Cushion”), for such year, as determined by the Partnership. Notwithstanding the foregoing, in the event the Partnership receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance” ) providing that the Partnership’s receipt of the Contango Base Amount would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code, the Contango Termination Fee shall be an amount equal to the Contango Base Amount and Contango shall, upon receiving notice that the Partnership has received the Tax Guidance, pay to the Partnership any unpaid portion of the Contango Base

Amount within five Business Days. In the event that the Partnership is not able to receive the full Contango Base Amount due to the above limitations, Contango shall place the unpaid portion in escrow by wire transfer and shall not release any portion thereof to the Partnership unless and until the Partnership receives either: (x) a letter from the Partnership’s independent accountants indicating the Non-Qualifying Income Cushion for any subsequent year (in which case Contango shall pay to the Partnership the lesser of the unpaid portion of the Contango Base Amount or the Non-Qualifying Income Cushion specified within five Business Days after Contango has been notified thereof) or (y) Tax Guidance providing that the Partnership’s receipt of such portion would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code (in which case Contango shall pay to the Partnership any unpaid portion of the Contango Base Amount within five Business Days after Contango been notified thereof).

(iii)    Contango shall reimburse the Partnership, from time to time, for all of the Partnership’s documented Mid-Con Expenses incurred by the Partnership prior to the execution of this Agreement up to a maximum amount of $250,000 (the “Negotiation Expenses”). In addition to the foregoing, Contango shall reimburse the Partnership, from time to time, for all of the Partnership’s documented Mid-Con Expenses incurred by the Partnership prior to the termination of this Agreement up to a maximum of the Total Mid-Con Expenses Pool. For the avoidance of doubt, in no event shall Contango be required to reimburse Mid-Con Expenses pursuant to Section 7.3(c)(i) or this Section 7.3(c)(iii) in an amount exceeding $1,500,000. The obligations of Contango pursuant to the first paragraph under “Fees and Expenses” in the Non-Binding Confidential Term Sheet, dated July 30, 2020, between the Partnership and Contango are hereby terminated and of no further force and effect.

(iv)    Payment of the Contango Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by the Partnership, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the shareholders of, or consummation of, any transaction contemplated by a Contango Acquisition Proposal, as applicable, in the case of a Contango Termination Fee payable pursuant to Section 7.3(c)(i)(A) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Contango Termination Fee payable pursuant to Section 7.3(c)(i)(B). Payment of the Mid-Con Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Partnership within three Business Days after Contango’s having been notified of the amounts thereof by the Partnership; provided, however, that Contango shall not be required to make more than one payment pursuant to Section 7.3(c)(iii) in any calendar month.

(v)    Contango acknowledges that the agreements contained in this Section 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Mid-Con Parties would not enter into this Agreement. Accordingly, if Contango fails promptly to pay any amounts due pursuant to this Section 7.3(c), and, in order to obtain such payment, the Partnership commences a suit that results in a judgment against Contango for the amounts set forth in this Section 7.3(c), Contango shall pay to the Partnership its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3(c) from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4    Amendment or Supplement. This Agreement may be amended, modified or supplemented by Contango and the Partnership by action taken or authorized by the Contango Board and the GP Conflicts Committee, respectively, at any time prior to the Effective Time, whether before or after the Partnership Unitholder Approval or the Contango Shareholder Approval has been obtained; provided, however, that after the Partnership Unitholder Approval and/or the Contango Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval by the unitholders of the Partnership and/or the shareholders of Contango, as the case may be, without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5    Extension of Time; Waiver. At any time prior to the Effective Time, Contango and the Partnership may, by action taken or authorized by the Contango Board and the GP Conflicts Committee, respectively, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Partnership Unitholder Approval and/or the Contango Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the unitholders of the Partnership and/or the shareholders of Contango, as the case may be, without such further approval. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties that by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)    if to any Contango Party, Surviving Entity or the General Partner (for matters arising after Closing), to:

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, Texas 77002

Attention: Chad McLawhorn

Facsimile: (713) 236-4540

E-mail: Chad.McLawhorn@contango.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Tull R. Florey

Facsimile: (346) 718-6901

E-mail: TFlorey@gibsondunn.com

(ii)    if to any Mid-Con Party, to:

Mid-Con Energy Partners, LP

2431 East 61st Street, Suite 800

Tulsa, Oklahoma 74136

Attention: Sherry L. Morgan

E-mail: smorgan@mceplp.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street NW

Attention: Robert B. Robbins

Facsimile: (202) 513-8050

E-mail: robert.robbins@pillsburylaw.com

Section 8.3    Certain Definitions. For purposes of this Agreement, the following terms have the meanings ascribed thereto below:

(a)    “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)    “Available Negotiation Expenses Pool” means, as of the date of measurement, the difference between $250,000 and all Negotiation Expenses reimbursed by Contango to the Partnership prior to such date.

(c)    “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(d)    “capital stock” means (i) in the case of a corporation, its shares of capital stock; (ii) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited); and (iii) any other interest that confers on a Person the right to receive a share of the profits and losses or distribution of assets of the issuing entity;

(e)    “Contango Group Entities” means the Contango Parties and the Contango Subsidiaries;

(f)    “Contango Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Contango Group Entities, taken as a whole, or (ii) materially impairs the ability of the Contango Parties to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (i) only, “Contango Material Adverse Effect” shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes or conditions generally affecting the oil and gas exploration, development and production industry (including any change in the price of Hydrocarbons, general market prices or industry margins), or the economy or the financial, credit or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (B) declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the Execution Date, (C) the outbreak or escalation of war or acts of terrorism, (D) changes in Law or GAAP, (E) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or (F) the failure to meet or exceed any projection or forecast (it being understood that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded in this definition), but, with respect to clauses (A), (C) and (D), only if the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Contango Group Entities, taken as a whole, as compared to other participants in the oil and gas exploration, development and production industry in the United States;

(g)    “Contango Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of any Contango Group Entity (or any of their dependents) has any present or future right to compensation or benefits or any Contango Group Entity sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound;

(h)    “Contango Subsidiaries” means the Subsidiaries of the Contango Parties (other than any of the Contango Parties);

(i)    “Contango Written Consent” means approval of the Contango Stock Issuance by written consent without a meeting in accordance Section 2.12 of the Contango Bylaws of the holders of the majority of the outstanding Contango Common Stock.

(j)    “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(k)    “Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, any natural resource damages or any generation, use, storage, treatment or Release of Hazardous Materials into the indoor or outdoor environment) or human exposure to Hazardous Materials in effect as of the Execution Date.

(l)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(m)    “Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person;

(n)    “GP Membership Interests” means the Membership Interests of the General Partner, as defined in the Third Amended and Restated Limited Liability Company Agreement of the General Partner, dated June 4, 2020;

(o)    “Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or a pollutant or contaminant or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons Released into the environment.

(p)    “Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith;

(q)    “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(r)    “knowledge of Contango” or “to Contango’s knowledge” or similar phrases means to the actual knowledge of Wilkie S. Colyer, Jr., E. Joseph Grady, W. Farley Dakan, Michael J. Autin, Christie Schultz, Charles L. McLawhorn, III or Chad B. Roller after reasonable inquiry;

(s)    “knowledge of the Partnership” or “to the Partnership’s knowledge” or similar phrases means to the actual knowledge of Sherry L. Morgan, Jodie L. DiGiacomo, Seth Houston and Greg Westfall after reasonable inquiry;

(t)    “Mid-Con Credit Facility” means the Credit Agreement, dated as of December 20, 2011, by and among Mid-Con Energy Properties, LLC, the Partnership, Royal Bank of Canada and the lenders party thereto, as amended;

(u)    “Mid-Con Group Entities” means the Mid-Con Parties and the Mid-Con Subsidiaries;

(v)    “Mid-Con Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Mid-Con Group Entities, taken as a whole, or (ii) materially impairs the ability of the Mid-Con Parties to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (i) only, “Mid-Con Material Adverse Effect” shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes or conditions generally affecting the oil and gas exploration, development and production industry (including any change in the price of Hydrocarbons, general market prices or industry margins), or the economy or the financial, credit or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (B) declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the Execution Date, (C) the outbreak or escalation of war or acts of terrorism, (D) changes in Law or GAAP, (E) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or (F) the failure to meet or exceed any projection or forecast (it being understood that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded in this definition), but, with respect to clauses (A), (C) and (D), only if the impact of such event, change, circumstance, occurrence, effect or state of facts is disproportionately adverse to the Mid-Con Group Entities, taken as a whole, as compared to other participants in the oil and gas exploration, development and production industry in the United States;

(w)    [Reserved].

(x)    “Mid-Con Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of any Mid-Con Group Entity (or any of their dependents) has any present or future right to compensation or benefits or any Mid-Con Group Entity sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound;

(y)    “Mid-Con Subsidiaries” means the Subsidiaries of the Mid-Con Parties (other than any of the Mid-Con Parties);

(z)    “Mid-Con Written Consent” means approval of this Agreement and the transactions contemplated hereby, including the Merger, by written consent without a meeting in accordance with Section 13.11 and Section 14.3 of the Partnership LPA of the holders of Partnership Common Units constituting a Unit Majority (as defined in the Partnership LPA).

(aa)    “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests;

(bb)    “Oil and Gas Properties” all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties;

(cc)    “Partnership Common Units” means a Common Unit of the Partnership, as defined in the Partnership LPA;

(dd)    “Partnership GP Interest” means the General Partner Interest of the Partnership, as defined in the Partnership LPA;

(ee)    “Partnership Units” means the Partnership Common Units and the Partnership GP Interest;

(ff)    “Permitted Liens” means:

(i)    to the extent not applicable to the transactions contemplated hereby or otherwise waived prior to the Closing, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, shareholders agreements, organic documents and other similar agreements and documents;

(ii)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(iii)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Mid-Con Reserve Report or the Contango Reserve Report, as applicable;

(iv)    Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Lien (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect or a Contango Material Adverse Effect, as applicable, on the value, use or operation of the property encumbered thereby;

(v)    such Liens as Contango (in the case of Liens with respect to properties or assets of any Mid-Con Group Entity) or the Partnership (in the case of Liens with respect to properties or assets of any Contango Group Entity), as applicable, may have expressly waived in writing;

(vi)    all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Mid-Con Group Entities or the Contango Group Entities, as applicable, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(vii)    any Liens discharged at or prior to the Closing (including Liens securing any Indebtedness that will be paid off in connection with the Closing);

(viii)    Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(ix)    excepting circumstances in which such rights are triggered prior to the Closing, rights of reassignment arising upon final intent to abandon or release any Oil and Gas Lease; or

(x)    Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Mid-Con Group Entities or the Contango Group Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Mid-Con Group Entities or the Contango Group Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, with respect to such lease, without a proportionate increase in the net revenue interest shown in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable.

(gg)    “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(hh)    “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production;

(ii)    “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

(jj)    “Representative” means any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative;

(kk)    “Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests,

warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities, equity interests or other capital stock of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities, equity interests or other capital stock;

(ll)    “Subsidiaries” means, with respect to any Person, any Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partnership interest or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, however, that notwithstanding anything to the contrary in this Agreement, the General Partner shall not be a Subsidiary of the Partnership;

(mm)    “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(nn)    “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(oo)    “Total Mid-Con Expenses Pool” means, as of the date of measurement, the sum of the Available Negotiation Expenses Pool as of such date and $1,250,000; and

(pp)    “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Section 8.4    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. References to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to. References to agreements and other contractual instruments shall be deemed to include all amendments, extensions and other modifications to such instruments (but only to the extent such amendments, extensions and other modifications are not prohibited by the terms of this Agreement). All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. All references in this Agreement to “transactions contemplated hereby” include the Merger. When a reference is made in this Agreement to information or documents being provided, made available or disclosed by a Contango Party, such information or documents shall include any information or documents (a) included in the Contango SEC Documents or (b) furnished in the “data room” maintained by Contango at least 24 hours prior to the execution of this Agreement and to which access has been granted to the Partnership. When a reference is made in this Agreement to information or documents being provided, made available or disclosed by a Mid-Con Party, such information or documents shall include any information or documents (x) included in the Mid-Con SEC Documents or (y) furnished in the “data room” maintained by the Partnership at least 24 hours prior to the execution of this Agreement and to which access has been granted to Contango.

Section 8.5    Entire Agreement. This Agreement (including the Exhibits hereto), the Mid-Con Disclosure Letter, the Contango Disclosure Letter, the Asset Purchase Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6    No Third Party Beneficiaries.

(a)    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.9.

(b)    The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Execution Date or as of any other date.

Section 8.7    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal or state court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, including the Merger. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that any Contango Party may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to (a) any of its Affiliates at any time, in which case all references herein to such Contango Party shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to any Contango Party as of the

Execution Date shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, any Person. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10    Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. The parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11    Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in this Agreement. Upon such determination that a term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the obligations contemplated hereby are fulfilled to the extent possible.

Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16    No Presumption Against Drafting Party. Each party hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The Remainder of this Page is Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CONTANGO OIL & GAS COMPANY

By:	/s/ Farley Dakan
Name: Farley Dakan
Title: President

MICHAEL MERGER SUB LLC

By:	/s/ Farley Dakan
Name: Farley Dakan
Title: President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

MID-CON ENERGY PARTNERS, LP

By:	MID-CON ENERGY GP, LLC,
its general partner

By:	Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

MID-CON ENERGY GP, LLC

By:	Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER